Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут [redacted]
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 860 [redacted]

«21st» of November 2003 г. 03045148 № 46-197

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL DEC 11 2003

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the news bulletins published in the Supplement to "Bulletin of Federal Commission on Securities Market of Russia", # 88 (601), dated November, 05, 2003 with the information about the significant fact (event, action) relevant to the financial and economic activity of OJSC"Surgutneftegas". Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, the Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

dw 12/16

Yours sincerely,

Deputy Head of
Securities Department [signature] A.N.Serebriakov

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1	Тел.:	42-61-33, 42-60-30	ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400	Tel.:	42-61-33, 42-60-30
	Телекс	735525 SEVER RU		Telex	735525 SEVER RU
	Факс	42-64-95		Fax	42-64-95
	Телетайп	314594 SEVER RU		Teletype	314594 SEVER RU

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«21» ноября 2003г. № 46-197

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

DEC 11 2003

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам тексты информационных сообщений, опубликованных в Приложении к Вестнику ФКЦБ России №88 (601) от 05 ноября 2003 года, о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность ОАО «Сургутнефтегаз», и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 листах в 1 экземпляре.

С уважением,

Заместитель начальника
управления ценных бумаг А.Н. Серебряков

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33 42-60-30*	*ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

СООБЩЕНИЕ
О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О РЕОРГАНИЗАЦИИ ЭМИТЕНТА, ЕГО ДОЧЕРНИХ И ЗАВИСИМЫХ ОБЩЕСТВ"

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз"***.

2. Место нахождения эмитента: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***.

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***8602060555***.

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А***.

5. Код существенного факта: ***0100155А27102003***.

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru***.

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: ***«Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья»***.

8. Способ реорганизации: ***преобразование***.

9. Уполномоченный орган, принявший решение, являющееся основанием реорганизации, и дата его принятия: ***Общее собрание акционеров ОАО «НК «Сургутнефтегаз» от 06.06.2003***.

10.1. Полное фирменное наименование реорганизованного юридического лица: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***;

10.2 Сокращенное фирменное наименование реорганизованного юридического лица: ***ОАО "НК "Сургутнефтегаз"***;

10.3 Место нахождения реорганизованного юридического лица: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут, ул. Кукуевицкого, 1***.

11.1. Полное фирменное наименование юридического лица, созданного в результате реорганизации: ***Общество с ограниченной ответственностью «Лизинг продакшн»***;

11.2. Сокращенное фирменное наименование юридического лица, созданного в результате реорганизации: ***ООО «Лизинг продакшн»***;

11.3. Место нахождения юридического лица, созданного в результате реорганизации: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ - Югра, г. Сургут, ул. Кукуевицкого, 1***.

12. Доля эмитента в уставном (складочном) капитале коммерческой организации, созданной в результате реорганизации, на дату реорганизации: ***93,0917%***.

13. Дата реорганизации: ***23 октября 2003 года***.

Генеральный директор
ОАО «Сургутнефтегаз» В.Л. Богданов

Дата 29 октября 2003г. М.П.

INFORMATION
ON THE SIGNIFICANT FACT "INFORMATION ON REORGANIZATION OF THE ISSUER, ITS SUBSIDIARIES AND SUBORDINATED COMPANIES"

1. The Issuer's full corporate name: ***Open Joint Stock Company "Surgutneftegas"***
2. The Issuer's location: ***ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Russian Federation.***
3. Taxpayer ID number given to the Issuer by taxation authorities: ***8602060555.***
4. The Issuer's unique code given by a registration agency: ***00155-A.***
5. Code of the significant fact: ***0100155A27102003***.
6. The Issuer's web site where information on significant facts is published: ***www.surgutneftegas.ru***.
7. Name of the periodical where information on significant facts is published: ***"Prilozhenie k Vestniku FKTsB Rossii" and "Neft Priobya" newspaper***.
8. Reorganization method: ***transformation***.
9. Authorized agency that has adopted a resolution providing a basis for reorganization, and the date of its adoption: ***General Shareholders' Meeting of OJSC "NK "Surgutneftegas" on June 6, 2003.***
10.1. Full corporate name of the reorganized legal entity: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***.
10.2. Abbreviated corporate name of the reorganized legal entity: ***OJSC "NK "Surgutneftegas"***.
10.3. Location of the reorganized legal entity: ***ul. Kukuyevitskogo, 1, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation.***
11.1. Full corporate name of the legal entity formed through reorganization: ***"Leasing production limited".***
11.2. Abbreviated corporate name of the legal entity formed through reorganization: ***"LPL".***
11.3. Location of the legal entity formed through reorganization: ***ul. Kukuyevitskogo, 1, Surgut, Khanty-Mansiysky Autonomous Okrug - Yugra, Tyumenskaya Oblast, Russian Federation.***
12. The Issuer's share in the charter (reserve) capital of the profit making organization formed through reorganization, as of the reorganization date: ***93.0917%.***
13. Reorganization date: ***October 23, 2003.***

Director General
of OJSC "Surgutneftegas" V.L.Bogdanov

Date: October 29, 2003 Seal

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

28th November 2003г. № 46-213

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you **Quarterly Report of OJSC Surgutneftegas for the third quarter of 2003**. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 100 pages.

Yours sincerely,

Deputy Head of
Securities Department A.N.Serebriakov

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1
Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400
Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

APPROVED
by the Board of Directors of Open Joint Stock Company "Surgutneftegas"
Minutes No. 3p. as of 10.10.2003

Secretary of the Board of Directors A.G. Zhernovkov ____________
(signature)

STAMP

QUARTERLY REPORT

SECURITIES ISSUER

III QUARTER 2003

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure

Director General V.L.Bogdanov ____________
(signature)

Chief Accountant M.N.Globa ____________
(signature)

10.10.2003

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
e-mail: ***AMolchanov@msk.surgutneftegas.ru***

A. Information on the Issuer

9. The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

10. Abbreviated name.
OJSC "Surgutneftegas"

11. Information on the alterations in the Issuer's name, organizational and legal form.

Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

The current name was introduced: ***27.06.1996***

12. Information on the State registration of the Issuer and licenses the Issuer has.

The date of the State registration of the Issuer: ***18.09.2002***
Number of the State registration certificate (of other document confirming the State registration of the Issuer): ***1028600584540***
The body that conducted the State registration: ***Ministry of Taxes and Duties of RF for Surgut, Khanty-Mansiysky Autonomous Okrug***

Licenses:
Number: ***KhMN 00431 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***05.03.1997***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***

Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas, and condensate production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil, gas and condensate production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***15.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***05.03.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Synyegansky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Sakhalinsky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***14.01.1997***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Khorlorsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tundrinsky licensed area***

Number: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Vostochno-Sakhalinsky licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01070 NP***
Date of issue: ***20.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Numtoysky exploration block***

Number: ***KhMN 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01061 NP***
Date of issue: ***04.08.1999***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN 01062 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Chaprovsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuyskoye, Russkinskoye, Rodnikovoye and Konitlorskoye oil fields***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinskoye oil field***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsko-Kariyaunskoye oil field***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00382 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply in the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorskoye and Piltanskoye oil fields***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinskoye oil field***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinskoye oil field***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 00846 VE***

Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyanskoye oil field***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhnesortymskoye oil field***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynskoye oil field***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alekhinskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 00384 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00383 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevskoye oil field***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovskoye oil field***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorskoye oil field***

Number: ***KhMN 00385 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply with KhMin Fedorovskoye oil field***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymskaya area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovoye oil field***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry:
The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06. 2003***

Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06. 2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06. 2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06. 2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06. 2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06. 2003***
Date of expiry:

The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06. 2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06. 2003***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***006/e***
Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Land and Land-utilization Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***cadastre survey, land development, inventory of land of any category***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***2059***
Date of issue: ***25.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry:
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***2138***
Date of issue: ***30.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***00AN #014827***
Date of issue: ***23.03.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety of technical equipment employed at hazardous production installations***

Number: ***62PR #04-5931***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II #000865***
Date of issue: ***14.05.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Tyumenskaya Oblast***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID #04570***
Date of issue: ***20.04.2001***
Date of expiry:
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut***

Number: ***57 EK #006829***
Date of issue: ***31.05.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***10505/0016***
Date of issue: ***01.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation, Nizhnevartovsk Customs***

Range of activity: ***setting up a custom warehouse***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Larkinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Rogozhnikovsky licensed area***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Novo-Nadymsky exploration block (Northern part)***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK #01-6189***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR #01-6190***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR #01-6191***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR #01-6192***
Date of issue: ***06.07.2001***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST #01-6193***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK #01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK #01-6195***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK #04-6200***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT #04-6201***
Date of issue: ***10.07.2001***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST #04-6202***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT #04-6203***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, adjustment and set-up of gas facilities***

Number: ***62IR #01-6218***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***62EK #01-6220***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural recourses production installations***

Number: ***62VR #01-6219***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***62Pr #04-6217***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry:
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***FLTs 025094/1***
Date of issue: ***5.09.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of OT "Surgut")***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***

Date of expiry:
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR #01-6565***
Date of issue: ***08.11.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry:
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2002***
Date of expiry:
The body that issued the license: ***Gosstroi (State Committee for Building) of the RF***
Range of activity: ***designing of structures and buildings***

Number: ***51EK #04154***
Date of issue: ***11.12.2001***
Date of expiry:
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor the RF***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK #03-6894***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK #10-2008***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of trunk pipeline transport***

Number: ***KhMN #01600 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Bittemskoye oil field***

Number: ***KhMN #01601 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Tromyeganskoye oil field***

Number: ***KhMN #01602 VE***

Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Khorlorskoye oil field***

Number: ***62EK #10-2004***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Yuzhno-Lyaminsky licensed area***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Novo-Nadymsky licensed area (Southern part)***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Subterranean water production and technical-grade utilization within Tonchinsky licensed area***

Number: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Severo-Yurievsky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevskoye oil field***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry:
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***rendering local and intra-area telephone communication***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (TsPTO)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of subsoil within Verkhne-Semieganskoye licensed area)***

Number: ***228***
Date of issue: ***2.08.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (PU "SurgutASUneft"))***

Number: ***TYuG-00248k***
Date of issue: ***2.10.2002***
Date of expiry:
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry:
The body that issued the license: ***Federal Geodesy and Cartography Service of Russia***
Range of activity: ***Geodesy activity***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas" (NGDU "Lyantorneft")***

Number: ***KhMN 00170 TREIO***
Date of issue: ***20.10.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas" (NGDU "Lyantorneft")***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Fedorovskneft")***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Komsomolskneft")***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Nizhnesortymskneft")***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Lyantorneft")***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (UVSiNG)***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Surgutneft")***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Bystrinskneft")***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings (NGDU "Nizhnesortymskneft")***

Number: ***10505/910080***
Date of issue: ***20.01.2003***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation, Nizhnevartovsk Customs***
Range of activity: ***setting up a custom warehouse***

Number: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***Subterranean water production and utilization in the system of reservoir pressure maintenance within Severo-Yuryevsky oil field***

Number: ***KhMN 11418 NP***
Date of issue: ***4.02.2000***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Golyanovsky licensed area***

Number: ***KhMN 11417 NP***
Date of issue: ***4.02.2000***

Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Lungorsky licensed area***

Number: ***2346***
Date of issue: ***31.08.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2360***
Date of issue: ***21.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2461***
Date of issue: ***28.12.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2367***
Date of issue: ***1.10.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2486***
Date of issue: ***1.10.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2502***
Date of issue: ***8.02.2002***
Date of expiry:
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***20003809***
Date of issue: ***3.02.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***main pipeline transportation of oil, gas and their respective derivatives***

Number: ***10003808***
Date of issue: ***3.02.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***heating systems operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry:
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***electric systems operation***

Number: ***KhMN #01720 VE***
Date of issue: ***11.04.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***establishing of potable and industrial water supply at the Ulyanovskoye oil field***

Number: ***KhMN #01721 VE***

Date of issue: ***11.04.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***establishing of potable and industrial water supply at the Zapadno-Chigorinskoye oil field***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Rogozhnikovsky licensed area***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Rogozhnikovsky licensed area***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Rogozhnikovsky licensed area***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Yuilsky licensed area***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Yuilsky licensed area***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Lyaminsky licensed area***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Lyaminsky licensed area***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Lyaminsky licensed area***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Lyaminsky licensed area***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Lyaminsky licensed area***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Lyaminsky licensed area***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry:
The body that issued the license: ***Natural Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Lyaminsky licensed area***

Number: ***KhMN 11736 VE***
Date of issue: ***17.07.2003***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 11731 VE***
Date of issue: ***23.06.2003***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yuryevsky oil field***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 DKNKh***
Date of issue: ***23.07.2003***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-00126 (DN)***
Date of issue: ***04.06.2003***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas producing facilities***

Number: ***00-EV-001550 (KMSKh)***

Date of issue: ***01.08.2003***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of production dangerously explosive facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry:
The body that issued the license: ***Main State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***operation of fire hazardous facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry:
The body that issued the license: ***Main State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***01539***
Date of issue: ***30.09.2003***
Date of expiry:
The body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

13. Taxpayer's Identification Number.

8602060555

14. Industries the Issuer is involved in.
OKONKh Codes: none

Since 27.02.2003 the following OKVED codes were given to OJSC "Surgutneftegas" – 11.10.11 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.

15. The Issuer's location, mailing address and contact telephone numbers.

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***

E-mail: ***secretary@surgutneftegas.ru***

16. Information on the Issuer's Auditor

Name: ***Limited Liability Company "Rosexpertiza"***
Location: ***107078, Moscow, ul. Mashi Poryvaevoy, 11***
INN: ***7708000473***
Mailing address: ***103055, RF, Moscow, Tikhvinsky pereulok, 7, building 3***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 972-65-00***
E-mail: ***rosexp@online.ru***

Information on Auditor's license:
Number: ***007310***
Date of issue: ***26.12.2000***
Date of expiry: ***25.12.2003***
The body that issued the license: ***Ministry of Finance of the Russian Federation***

17. Information on organizations accounting rights for the Issuer's securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***
The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar has kept the Issuer's registered securities files: ***02.04.1994***

Centralized deposit of the Issuer's issued securities during the accounting quarter was not conducted

18. The Issuer's depository.

No depository

19. The Issuer's participants.

Total number of shareholders (participants): ***43,523***

Shareholders (participants) holding at least 5% of the Issuer's charter capital: ***no such persons***

20. The structure of administrative bodies of the Issuer

The general shareholders' meeting is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period.

At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times. Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) the procedure of general shareholders' meeting;

12) to establish the counting committee;

13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;

14) share split and share consolidation;

15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an

interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;

16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;

20) to increase the Company's charter capital through increase in par value of shares;

21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;

22) to approve in-house documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.

The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents)

The competence of the Board of Directors includes the following issues:

1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;

2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;
3) to determine priority lines of the Company's activity;
4) to convene the annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the general shareholders' meeting agenda;
6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;
7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;
8) to increase the Company's charter capital through placement by the Company:

- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;
- additional preferred shares through public subscription;
- additional shares at the expense of the Company's property;

9) to approve the report on the results of issue and purchase of the Company's shares by the Company;
10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;
11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;
12) the placement by the Company:

- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;
- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;

13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;

16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;

17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;

18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;

19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;

20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;

21) to establish branches and to open representative offices of the Company;

22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;

23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";

24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;

25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";

26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;

27) other issues stipulated by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):

The competence of Director General of the Company includes the following:

- ***to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;***

- *to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;*
- *within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;*
- *to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;*
- *to deal with issues concerning investments to develop enterprises and organizations;*
- *to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;*
- *to approve the manning table, the maintenance budget, the amount and the type of remuneration of labour paid to the Company's employees, Labour Internal Regulations and duty regulations for all categories of the Company's employees;*
- *to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making*

them materially responsible, to sign labour treaties (contracts) with the employees on behalf of the Company;

- ***to tackle the issues related to the social development of the Company and its subsidiaries;***
- ***to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.***

Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.

For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.

21. Members of the Issuer's Board of Directors (Supervisory Board).
The Board of Directors
Chairman: ***Usoltsev Alexander Viktorovich***

Members of the Board of Directors:
Ananiev Sergei Alexeevich
Date of birth: ***1959***

Positions within last five years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Anziriayev Yury Nikolaevich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Mugu Baizet Yunusovich
Date of birth: ***1953***

Positions within last 5 years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Komsomolskneft"***

Share in the Issuer's charter capital: ***0.003%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1998 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***President***

Period: ***1998 – present***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bulanov Alexander Nikolaevich
Date of birth: ***1959***

Positions within last 5 years:

Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Usoltsev Alexander Viktorovich
Date of birth: ***1938***

Positions within last 5 years:
Period: -
Company: ***no***
Range of activity: ***no***
Position: ***no***

Share in the Issuer's charter capital: ***0.008%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Matveev Nikolai Ivanovich
Date of birth: ***1942***

Positions within last 5 years:
Period: ***1998 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***

Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Medvedev Nikolai Yakovlevich
Date of birth: ***1943***

Positions within last 5 years:
Period: ***1998 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief geologist – Deputy Director General***

Period: ***1998 - now***
Organization: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Fedorov Sergei Anatolievich
Date of birth: ***1956***
Positions within last 5 years:

Period: ***1998 – 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***Securities Department Director***

Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Deputy Director General on Securities***

Period: ***2001 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***

Position: ***Vice-President on Securities***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

22. The Issuer's individual and collegiate administrative bodies and the managing Issuer's officials.

The individual executive body as well as the members of the Issuer's collegiate executive body:
Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1998 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1998 – present***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Interindustrial authority***
Position: ***President***

Period: ***1998 – present***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

The Issuer's collegiate executive body has not been formed.
Person performing the duties of the Issuer's individual executive body:
Bogdanov Vladimir Leonidovich

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to the Issuer's other officials.

Total amount of remuneration paid to all the persons mentioned in items 21 and 22 for the accounting period:
Wages (RUR):
Bonus (RUR):
Commission (RUR):
Other property provisions (RUR):
Total (RUR):

See also items 21 and 22

24. Information on legal entities where the Issuer is a participant.

Legal entities where the Issuer holds at least 5% of the charter capital:

Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, pr. Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutmebel"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: **100%**

Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***170000, RF, Tver, ul. Novotorzhskaya, 6***

The Issuer's share in the legal entity's charter capital: **100%**

Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: **100%**

Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***

Name: ***Closed Joint Stock Company "Surgutneftegasbank"***

Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***91.5%***

Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***

Name: ***Limited Liability Company "Central Surgut Depository"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***63.2%***

Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, office 306***
The Issuer's share in the legal entity's charter capital: ***30%***

Name: ***Joint Stock Commercial Bank "ROSBANK"***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul. Mashi Poryvaevoi, 11, P.O. Box 208***
The Issuer's share in the legal entity's charter capital: ***19.9%***

Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***

Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***

Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***

Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***

Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Nekrasova, 11, office 501***
The Issuer's share in the legal entity's charter capital: ***5.9%***

Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628422, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***

25. The shares of all the legal entities where the Issuer holds more than 5% of the charter capital as well as of their officials in the Issuer's charter capital:

25.1 Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.1.1 ***Serebrennikov Victor Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.2 Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.3 Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.3.1 ***Sukhanov Nikolai Tikhonovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00005%***

25.3.2 ***Rezyapov Alexander Filippovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.3.3 ***Vildanov Ilgizar Adgamovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.0006%***

25.3.4 ***Diyanov Vassily Vladimirovich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.000007%***

25.4 Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***
The legal entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Isakov Vladimir Borisovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.5 Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***170000, RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.5.1 ***Salagaev Anatoly Nikolaevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.003%***

25.6 Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, pr. Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.6.1 ***Barankov Vladislav Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.02%***

25.7 Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.7.1 ***Shilyakov Vladimir Mikhailovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00007%***

25.8 Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.9 Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.9.1 ***Tatarchuk Valery Grigorievich***
The person's functions: ***Member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.10 Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***0.6%***
Officials:

25.10.1 ***Uryupin Vyacheslav Alekseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.11 Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.11.1 ***Somov Vadim Evseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.006%***

25.12 Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***
The entity's share in the Issuer's charter capital: ***0.004%***
Officials:

25.12.1 ***Khasanov Ravil Rashitovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.13 Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***91.5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.13.1 ***Nepomnyashchikh Evgeniya Victorovna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.13.2 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.13.3 ***Moiseev Alexander Vasilievich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.13.4 ***Zakharova Nina Alexandrovna***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.13.5 ***Korol Andrei Vitalievich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0003%***

25.13.6 ***Pastukhova Galina Afanasievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.13.7 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.13.8 ***Vazhenin Yury Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.001%***

25.13.9 ***Nepomnyashchikh Evgeniya Viktorovna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.004%***

25.13.10 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.002%***

25.13.11 ***Kisselev Nikolai Viktorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.13.12 ***Burtsev Gennady Alexeevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.13.13 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.13.14 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***

The person's share in the Issuer's charter capital: ***0.0005%***

25.13.15 ***Ashikhmin Vladimir Petrovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.14 Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***
The entity's share in the Issuer's charter capital: ***0.09%***

25.15 Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***63.2%***
The entity's share in the Issuer's charter capital: ***0.03%***
Officials:

25.15.1 ***Yusubov Ikram Ilias-ogly***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00008%***

25.16 Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, Room 306***
The Issuer's share in the legal entity's charter capital: ***30%***
The entity's share in the Issuer's charter capital: ***no share***

25.17 Name: ***Joint-Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul. Mashi Poryvaevoi, 11, P.O.Box 208***
The Issuer's share in the legal entity's charter capital: ***19.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.17.1 ***Koshelenko Sergei Adolfovich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.00002%***

25.17.2 ***Bogdanov Vladimir Leonidovich***

The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.17.3 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.18 Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.18.1 ***Cheskidova Galina Alexeevna***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.18.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.18.3 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.18.4 ***Cheskidova Galina Alexeevna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.004%***

25.19 Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.19.1 ***Rakitin Vladimir Borisovich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.19.2 ***Sheshukov Alexander Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.20 Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***
The entity's share in the Issuer's charter capital: ***no share***

25.21 Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, Tyumen, ul. Nekrasova, 11, Room 501***
The Issuer's share in the legal entity's charter capital: ***5.9%***
The entity's share in the Issuer's charter capital: ***no share***

25.22 Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628422, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***
The Issuer's share in the legal entity's charter capital: ***5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.22.1 ***Ryupin Alexander Evstigneevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

26. Other affiliated entities of the Issuer.

26.1 Name: ***Closed Joint Stock Company "Kirishiautoservice"***
Location: ***RF, St. Petersburg***
Mailing address: ***191040, St. Petersburg, ul. Marata, 20, apt.1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.2 Name: ***Limited Liability Company "Neftegas-Reserv"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13a***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.3 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Kukuyevitskogo, 1***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

27. The Issuer's share in the charter capital of legal entities-affiliated entities
See items 24, 25, 26

28. The share of the Issuer's affiliated entities as well as their founders and officials in the Issuer's charter capital.
See items 25, 26, 44

29. Entities having 5 and more per cent of votes in the Issuer's supreme administrative body.
No such entitites

30. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.
Organization: ***Association "Information and cooperation council of the fuel and energy complex"***
The Issuer's position and functions in the organization: ***Member of the Association***

31. The Issuer's branches and representative offices.
Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Mailing address: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Manager: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Validity period of the letter of attorney: ***31.12.2003***

32. The number of the Issuer's employees.
The average number of the Issuer's employees including those in the branches and representative offices for the accounting period: ***86,493***

33. Description of the Issuer's basic activities.
General development of the industry

Favourable oil prices made much of a contribution to further development of oil industry. Brent prices rose by 6% to 28.43 USD/bbl while Urals (Med) prices rose by 5% to 27.11 USD/bbl, as compared with the same period of the previous year.

The Russian fuel-energy complex produced 108.39 million tons of oil in 3Q2003, an 11% increase against the same period of 2002.

In July-September 2003, oil supplies to Russian refineries did not change much compared to the same period of 2002 and totaled 51.68 million tons with initial oil processing at Russian refineries amounting to 47.88 million tons of oil, or 101.5% compared to July-September 2002.

As compared with the third quarter of 2002, overall gas production in Russia rose by 8.2% to 141.61 billion cubic meters as a result of a considerable rise in oil companies' gas production.

OJSC "Surgutneftegas" produced 13.9 million tons of oil and 3.6 billion cubic meters of gas, a 9% and 2% increase respectively. The Company's share in domestic oil production amounted to 13%.

Increase in the Company's production was mainly due to plans to commission new fields; therefore, the Company increased the number of wells put into production. The Company drilled 61.6 thousand meters and put onstream 240 new wells in 3Q2003 .

"KINEF" Ltd, the Company's refinery, processed 3.3 million tons of crude materials in 3Q2003. In terms of volumes of oil processed, the refinery is the leader among other Russian refineries.

The future of the industry will depend on a number of both internal and external factors: changes in the revenue code of the RF, global and domestic oil prices, higher tariffs on industrial pumping, oil export restrictions, political stability in major oil consumer countries.

Basic activities and their share in total revenue.

Basic activities of the Company include oil production and sales of oil and oil products. Table 1 shows the Company's revenue from oil production for three financial years prior to the year of the reporting quarter and for the three quarters of 2003.

Table 1

Basic activities of OJSC "Surgutneftegas"	Share in total revenue (sales proceeds), (%)					
	2000	2001	2002	1Q2003	2Q2003	3Q2003
Sales of oil and oil products	96.0	92.7	93.3	93.5	91.9	93.68

The types of products bringing over 10% of the Company's revenue during 2000 – 2002 and during the three quarters of 2003 are oil and oil products including those being exported.

Sources of raw materials, materials and services

In the quarter under review, a supplier providing more than 10% of overall material assets delivered is CJSC "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company"), its share amounts to 15.3%.

In the third quarter of 2003, import content in the total material assets delivered to the Issuer was 16.2%.
Financial position of the Company allows ensuring the future availability to OJSC "Surgutneftegas" of sourcing for material assets.

Marketing outlets for the Issuers' products (work, services)

There are no consumers whose share in the Company's total sales proceeds during the third quarter of 2003 amounted to no less than 10%.

Among the major negative factors that can affect the future efficiency of the Company's sales are possible tightening of tax policy, higher tariffs on industrial oil and oil products pumping, higher export tariffs on oil and oil products, and a possible fall in oil prices.

Reserves activities

At present, the working capital policy of the Company focuses on:
- *lower portion of current assets included in the settlements with consumers;*
- *constant analysis and control over collection of receivables;*
- *asset liquidity valuation;*
- *analysis and control over asset turnover.*

The inventory turnover ratio is calculated according to the procedure approved by the Ministry of Economics of the Russian Federation No. VK 477 dated June 21, 1994.
The inventory turnover ratio is calculated as a ratio of sales proceeds to the period average of inventory reserves value.

$$\text{Inventory turnover ratio} = \frac{\text{Sales proceeds}}{\text{Average value of inventory reserves}}$$

The inventory turnover ratio for 3Q2003 = 3.2

Seasonal nature of activities

OJSC "Surgutneftegas" activities are not of a seasonal nature.

The major competitors

The Company sells its oil and oil products at the domestic market and also to the CIS and non-CIS countries. The Company's competitive power is largely influenced by the location of other oil companies' refineries and marketing outlets, this makes a list of the Company's major competitors.

34. Investment declaration. The description of the Issuer's activities.
Solely presented by investment funds

35. Plans of the Issuer's future activities.
In 2003 the Company is planning to further develop all spheres of its activity, that is oil and gas production, oil refining, gas processing, and oil products marketing.
The Company plans to increase its crude output up to 52.9 million tons, and gas production is to reach 13.6 billion cubic meters. We will continue to expand our resource base through both exploration of licensed fields and acquisition of new oil and gas sites.
On oil refining side, the Company will upgrade its refinery, Limited Liability Company "PA "Kirishinefteorgsintez." During the current year we will continue construction of the hydrocracking complex.
The Company's plans also include modernization of the gas processing complex and construction of the third line of the gas treatment plant, which will allow us to produce additional 6 to 7 billion cubic meters per year.

36. Information on the Issuer's charter capital.
The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:
Ordinary shares:
total volume (RUR): ***35,725,994,705***
share in the charter capital: ***82.264899%***
Preferred shares:
total volume (RUR): ***7,701,998,235***
share in the charter capital: ***17.735101%***

37. Information on the government's (municipality's) share in the charter capital of the Issuer.

Share of the Issuer's charter capital in public (municipal) ownership:
no such share

A block of the Issuer's shares in public (municipal) ownership:
no such block

A special right for the Russian Federation, entities of the Russian Federation, municipalities to participate in the management of the Issuer ("golden share"): ***not stipulated***

38. Information on declared shares of the Issuer.
no such shares

39. The material agreements and obligations of the Issuer.
no such agreements and obligations

40. The obligations of the Issuer in respect of the issue of shares and securities being convertible into shares.

The Issuer has no obligations in respect of the issue of shares and securities being convertible into shares (including those resulting from the privatization plan).

41. Information on sanctions imposed on the Issuer, its participation in litigations and revisions.

The sanctions imposed on the Issuer by the state authorities, courts over three financial years prior to the year of the reporting quarter and for the current year:

The date of imposing the sanction: ***24.04.2001***
The body that imposed the sanction: ***Land Resources and Planning Committee of Beloyarsky District***
Reasons for imposing: ***unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***10.05.2001***
The body that imposed the sanction: ***Land Resources and Planning Committee of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the land-laws by unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***7.08.2002***
The body that imposed the sanction: ***Environment Protection Division of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the Law of RF "On Environment Protection" Article 46 Part 2, Article 51 Parts 1,2, Article 69 Part 3***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***30.08.2002***
The body that imposed the sanction: ***Surgut Department of Central Natural Resources Division of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the Law of RF "On Environment Protection" Article 34 Part 1***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***10,000***

The degree of fulfillment the sanction: ***has been fulfilled***

The description of litigations, which were going on or finished in the reporting quarter, and which may substantially affect the activities of OJSC "Surgutneftegas":

In the reporting quarter, there were no such litigations, which could have substantially affected the activities of OJSC "Surgutneftegas".

The description of reasons for all proceeding or completed inspections of the Issuer carried out by state authorities, as well as description of audit of the Issuer carried out at its participants' (shareholders') demand:

In the third quarter of 2003, there were no such inspections of financial and economic activity carried out by state authorities.

42. Important facts (events, actions), which took place in the reporting quarter.

No such events

43. Information on reorganization of the Issuer, its subsidiaries and subordinated companies.

There was not any reorganization of the Issuer, of its subsidiaries and of subordinated companies in the reporting quarter.

44. Additional important general information on the Issuer.

Officials of the Issuer's affiliated entities stated in item 26 of the present Quarterly Report:

Officials of ***Limited Liability Company "Neftegas-Reserv":***
Eremenko Oleg Vladimirovich
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

Officials of ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas":***
Bogdanov Vladimir Leonidovich
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.3%***

Bogdanov Vladimir Leonidovich
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

Nuryaev Anatoly Sergeevich
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The entity's share in the Issuer's charter capital: ***0.04%***

Somov Vadim Evseevich
The person's functions: ***Member of the Board of Directors (Supervisory board)***

The entity's share in the Issuer's charter capital: ***0.006%***

Usmanov Ildus Shagalievich
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The entity's share in the Issuer's charter capital: ***0.001%***

Usoltsev Alexander Viktorovich
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The entity's share in the Issuer's charter capital: ***0.008%***

The data on shares of persons in the charter capital of Issuer, as well as the data on the other persons, stated at this Issuer's report, are figured up to one decimal point, if this is equal to zero, in this case the data are figured up to the first decimal point, which is not zero. When this figure appears after the sixth decimal point or a person has no share, this is equal to zero.
On May 6, 1993, the Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, conducted the state registration of OJSC "Surgutneftegas" under No 12-4782.

B. Information on financial and economic activities of the Issuer

45. Annual accounting reports for the last three financial years.
Not subject to presentation for the current reporting period

46. Accounting reports of the Issuer for the reporting quarter.
See Appendix

47. Facts entailing increase or decrease in the volume of the Issuer's assets for more than 10% during the reporting quarter.
No such facts

The volume of the Issuer's assets as of the end of the quarter prior to the reporting quarter:

RUR 509,750,908 thousand.
The volume of the Issuer's assets as of the end of the reporting quarter:
RUR 529,472,088 thousand.

48. Facts entailing increase in profit (losses) of the Issuer for more than 20% during the reporting quarter in comparison with the prior quarter.

The date of fact (facts): ***October 10, 2003***
Description: ***Increase in profit in 3Q2003 resulted from increase in sales revenue that in its turn was largely due to increased production and growing price trends for the Company's products.***
Absolute variation in profit (losses) in the reporting quarter compared with profit (losses) of the Issuer in the quarter prior to the reporting quarter: ***RUR 3,138,314 thousand.***

The value of the Issuer's profit (losses) in the quarter prior to the reporting quarter:
RUR 11,511,915 thousand.
The value of the Issuer's profit (losses) in the reporting quarter:
RUR 14,650,229 thousand.

49. Information on formation and use of reserve and other special funds of the Issuer.
Unit: RUR thousand

The third quarter of 2003:

The title of the fund: Reserve Fund
The amount of the fund as of the end of the reporting quarter: 6,514,198
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Accumulation Fund
The amount of the fund as of the end of the reporting quarter: 0
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Social Sphere Fund
The amount of the fund as of the end of the reporting quarter: 0
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Consumption Fund
The amount of the fund as of the end of the reporting quarter: 0

Use: 0
Purpose of use: no

50. Transactions of the Issuer during the reporting quarter totaling to 10% and more of the Issuer's assets as of the end of the quarter, prior to the reporting quarter.
No such transactions

51. Information on the use of funds, provided by the Issuer from placement of issuing stocks.
No information on such use of funds in the reporting quarter.

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.
Information on the volume of borrowed funds received by the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
Long-term bank loans	439,325	1,107,847	14,162	1,533,010
incl. those not timely repaid	-	-	-	-
Other long-term borrowings	1,463,496	5,575,065	7,038,561	-
incl. those not timely repaid	-	-	-	-
Short-term bank loans	35,000	19,101	34,000	20,101
incl. those not timely repaid	-	-	-	-
Bank loans for employees	-			-
incl. those not timely repaid	-	-	-	-
Other short-term borrowings	3,275,787	4,384,798	3,395,111	4,265,474
incl. those not timely repaid	-	-	-	-

Information on the volume of borrowed funds received by the Issuer in 2Q2003:

Borrowers with loans (borrowings) of more than 10% from the volume of borrowed funds as of the end of the reporting quarter.

Long-term loans and borrowings Thousand RUR

Item	Balance at the turn of the year	Received	Repaid	Balance as of the end of the reporting quarter
AK "Moskovsky Munitsipalny bank – Bank	439,325	1,107,847	14,162	1,533,010

Moskvy"				

Short-term loans and borrowings Thousand RUR

Item	Balance at the turn of the year	Received	Repaid	Balance as of the end of the reporting quarter
"PA "Kirishinefteorgsintez" Limited	2,620,807	980	980	2,620,807
"So "Surgutneftegas" Limited	11,068	3,874,487	2,381,112	1,504,443

53. Accounts receivable, accounts payable of the Issuer and its subsidiaries for the reporting quarter.

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:				
short-term	21,535,292	490,052,228	484,919,708	26,667,812
incl. outstanding	10,098	51,674	44,148	17,624
by more than 3 months	10,098	51,674	44,148	17,624
incl. by:				
long-term	229,627	1,122,659	810,507	541,779
incl. outstanding				
by more than 3 months				
incl. by:				
2) Accounts payable:				
short-term	12,178,672	381,697,719	378,286,337	15,590,054
incl. outstanding	553	438,499	3,984	435,068
by more than 3 months	553	438,499	3,984	435,068
incl. by:				
long-term	-			
incl. outstanding				
by more than 3 months				
incl. by:				
Provisions:				
received				
incl. from third parties	-			
incl. by:				
granted				
incl. to third parties	-			
incl. by:				
3) Flow of bills				
bills issued	-			
incl. outstanding				
incl. by:				
Bills received	278,000	1,641,600	1,754,600	165,000
incl. outstanding				-
incl. by:				

54. Financial investments of the Issuer.

Information on financial investments of the Issuer as of the end of the reporting quarter:

Item	The volume of investments as of the end of the reporting quarter (thousand RUR)		
	short-term (up to one year)	long-term (over one year)	total
Investments in government stocks of the Russian Federation			
Investments in government stocks of the constituent territories of the Russian Federation			
Investments in securities of local authorities			
Investment in securities, shares, pays of the other organizations		5,379,712	5,379,712
Investments in bonds and other debentures		5,575	5,575
Other borrowings granted	24,513,399	61,741,903	86,255,302
Investments in subsidiaries of the Issuer		40,315,951	40,315,951
Investments in subordinated companies of the Issuer			

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

The volume of the Issuer's assets as of the end of the reporting quarter (thousand RUR)	529,472,088

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the end of the reporting quarter		
The title of the organization	**The volume of investments (thousand RUR)**	**Share in assets**
Total	-	0%

55. Other material information on financial and economic activities of the Issuer

The value of profit shown in Item 48 corresponds to Line 160 of Profit and Loss Account.

C. The data on the Issuer's securities

56. Information on the Issuer's shares.

The ordinal number of the issue: ***1***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***14,773,595***
The total volume of the issue: ***14,773,595***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***59,094,380***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
there are not any

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***1***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***4,924,532***
The total volume of the issue: ***4,924,532***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue***: all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***19,698,128***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
there are not any

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***2***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***3,848,533,277***
The total volume of the issue: ***3,848,533,277***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on the results of the issue: ***3,841,134,700***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
The referred above value of the total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue.
In fact the volume of the issue totaled 3,833,759,682 rubles.
see Item 62

The ordinal number of the issue: ***2***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***1,282,844,512***
The total volume of the issue: ***1,282,844,512***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***1,280,378,320***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
The referred above value of total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue. In fact the volume of the issue totaled 1,277,919,980 rubles.
see Item 62

The ordinal number of the issue: ***3***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***282,064,241***
The total volume of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***public subscription***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***3***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***

Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***60,000,000***
The total volume of the issue: ***60,000,000***

Information on the government registration of the issue:
The date of registration***: 5.04.1996***
The registration number: ***MF 67-1-01184***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 6.04.1996 to 10.04.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***60,000,000***

Information on the government registration of the report on the issue:
The date of registration: ***17.05.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***4***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***500,000,000***
The total volume of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01430***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***

The quantity of actually placed securities according to the registered report on the results of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***4***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of shares of this issue: ***34,021,327***
The total volume of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01431***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***5***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***18,492,795,764***
The total volume of the issue: ***18,492,795,764***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***1-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***18,492,795,764***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***5***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***5,497,598,588***
The total volume of the issue: ***5,497,598,588***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***2-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***5,497,598,588***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***6***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***830,000,000***
The total volume of the issue: ***830,000,000***

Information on the government registration of the issue:
The date of registration: ***24.10.1997***
The registration number: ***2-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***private subscription***
The period of placement: ***from 13.11.1997 to 13.11.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***830,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***25.11.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***6***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***610,000,000***
The total volume of the issue: ***610,000,000***

Information on the government registration of the issue:
The date of registration: ***22.12.1997***
The registration number: ***1-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.02.1998 to 19.05.1998***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***610,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***30.06.1998***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):

there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
see Item 62

The ordinal number of the issue: ***7***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***12,000,000,000***
The total volume of the issue: ***12,000,000,000***

Information on the government registration of the issue:
The date of registration: ***18.04.2000***
The registration number: ***1-07-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.05.2000 to 11.05.2000***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***12,000,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***27.06.2000***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
see Item 62

57. Information on the Issuer's bonds.
no bond issues

D. Additional data on the Issuer's securities

58, 59, 60. Rights of owners of the Issuer's shares. Dividends on the Issuer's shares.

58.1

The category of shares: ***ordinary***

The form of shares: ***registered non-documentary***

The complete title of the category/type of the shares: ***ordinary registered non -documentary shares***

The rights of an owner of shares of this category (type):

An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:

- ***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***
- ***receive dividend out of the Company's net profit;***
- ***a share of the Company's property if the Company is closed down;***
- ***demand that the Company buy out shares belonging to him/her in case: the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;***
  introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;
- ***participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;***
- ***purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".***

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):

Period: ***2000***
Size of dividends calculated per share (RUR): ***0.041***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,464,765,788.74***
Total amount of dividends actually paid on shares of this category (type) (RUR):
1,464,765,788.74

Period: ***2001***
Size of dividends calculated per share (RUR): ***0.033***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,178,957,849.05***
Total amount of dividends actually paid on shares of this category (type) (RUR): ***1,178,957,849.05***

Period: ***2002***
Size of dividends calculated per share (RUR): ***0.032***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,143,231,831.87***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1Q2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1H2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***9mo2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

58.2

The category of shares: ***preferred***

The type of shares:

The form of shares: ***registered non-documentary***

The complete title of the category/type of the shares: ***preferred registered non-documentary shares***

The rights of an owner of shares of this category (type):

A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:

- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;

- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;

- a share of the Company's property if the Company is closed down;

- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;

- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".

- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:

the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;

introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.
A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):
Period: ***2000***
Size of dividends calculated per share (RUR): ***0.18***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,386,359,682.3***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***1,386,359,682.3***

Period: ***2001***
Size of dividends calculated per share (RUR): ***0.1***
Total amount of dividends calculated per share of this category (type) (RUR): ***770,199,823.5***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***770,199,823.5***

Period: ***2002***
Size of dividends calculated per share (RUR): ***0.096***
Total amount of dividends calculated per share of this category (type) (RUR): ***739,391,830.62***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1Q2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***1H2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***9mo2003***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):

Total amount of dividends actually paid for shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

61. Restrictions on securities circulation.
See Items 56 and 57

62. Other important information on the Issuer's securities.
In accordance with Order No. 03-215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of shares of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that:
the following state registration numbers given to issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:
87-1-664 of 19.07.94;
MF 67-1-01430 of 30.09.96;
1-05-00155-A of 25.08.97;
1-06-00155-A of 22.12.97;
1-07-00155-A of 18.04.2000;
the above-mentioned issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were given the state registration number 1-01-00155-A of June 24, 2003;
the following state registration numbers given to issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:
87-1-664 of 19.07.94;
MF 67-1-01184 of 05.04.96;
MF 67-1-01431 of 30.09.96;
2-05-00155-A of 25.08.97;
2-06-00155-A of 24.10.97;
the above-mentioned issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were given the state registration number 2-01-00155-A of June 24, 2003.

Total calculated dividend amount for ordinary and preferred shares is RUR 1,882,623,662.49 for 2002. Total amount of dividends actually paid on the Issuer's shares in 2002 is RUR 1,862,376,292.35 as of the end of 3Q2003.

Market information on the Issuer's shares.

The Issuer's ordinary and preferred shares are traded at CJSC "Saint Petersburg Currency Exchange" (shares of all issues), CJSC "Moscow Inter-bank Currency Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Moscow Stock Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Saint Petersburg Stock Exchange" (shares of all issues) and at the OTC

market. Since June 18, 2002 ordinary and preferred registered shares of OJSC "Surgutneftegas" are included in the Quotation List of the 2nd level at NP "Stock Exchange RTS" according to the Listing Rules. With new NP "Stock Exchange RTS" Listing Rules entered into legal force, ordinary and preferred registered shares of the Issuer are included in the Quotation List at "B"NP "Stock Exchange RTS" since January 30, 2003.

Information on American Depository Receipt program on the Issuer's shares.

American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company:

Program starting date is December 30, 1996. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company:

Program starting date is March 1998. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.

APPENDIX

Financial statements for 9 months of 2003

ACCOUNTING POLICY

There is no information on accounting police provided for the reporting period

BALANCE SHEET

		Codes
	Form №1 by OKUD	0710001
as of **September 30, 2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	113,257	180,323
patents, licences, trade marks (marks of service), other similar rights and assets	111	113,257	180,323
organisation expenses	112		
Company business reputation	113		
Fixed assets	120	220,440,057	216,776,972
land and natural objects in use	121	3,514	3,514
buildings, machinery and equipment	122	220,436,543	216,773,458
Construction in progress	130	10,666,435	11,175,958
Profitable investments in material values	135		
property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments	140	89,046,557	107,443,141
investments in subsidiaries	141	40,315,501	40,315,951
investments in subordinated entities	142		
investments in other organisations	143	7,154,909	5,379,712
loans granted to organisations for over 12 months	144	2,008,207	1,947,882
other long-term financial investments	145	39,567,940	59,799,596
Other fixed assets	150		
TOTAL for Section I	190	320,266,306	335,576,394
II. CURRENT ASSETS			
Stock	210	16,377,907	16,415,145
raw materials, materials and other similar values	211	10,233,010	11,070,944
livestock	212	13,985	1
expenses for goods in process (distribution costs)	213	192,050	441,186
commodities and goods for resale	214	1,839,489	1,498,860
goods shipped	215	54,284	26,865
deferred expenses	216	3,787,251	3,225,551
other reserves and expenses	217	257,838	151,738
VAT for acquired values	220	1,832,301	1,738,404
Accounts receivable (payment expected in over 12 months after the reporting date)	230	229,627	541,779
buyers and customers	231		
bills receivable	232		
due from subsidiaries and subordinated entities	233		
advances granted	234	55,125	55,125
other debtors	235	174,502	486,654
Accounts receivable (payment expected within 12 months after the reporting date)	240	21,535,292	26,667,812
buyers and customers	241	14,629,015	16,474,950
bills receivable	242	278,000	165,000
due from subsidiaries and subordinated entities	243		
amounts due from participants (constitutors) for charter capital installments	244		
advances granted	245	1,982,725	2,265,910

other debtors	246	4,645,552	7,761,952
Short-term financial investments	250	30,241,900	24,513,399
loans granted to organisations for less than 12 months	251	25,633	33,038
own shares repurchased from shareholders	252		
other short-term financial investments	253	30,216,267	24,480,361
Cash funds	260	1,230,583	520,630
petty cash	261	631	1,161
settlement accounts	262	781,435	90,424
currency accounts	263	91	18
other cash funds	264	448,426	429,027
Other current assets	270	104,888,523	123,498,525
TOTAL for Section II	290	176,336,133	193,895,694
BALANCE (sum of lines 190 + 290)	300	496,602,439	529,472,088

LIABILITIES	Line code	The reporting period beginning	The reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	43,427,993	43,427,993
Additional capital	420	274,444,515	282,876,498
Reserve capital	430	6,514,198	6,514,198
reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Social fund	440		
Special-purpose financing and receipts	450	362,439	514,747
Prior years retained profit	460	135,984,457	87,499,141
Prior years retained profit – exchange rate difference basis	461	46,133,664	46,133,664
Expenses from prior years profit	462	(39,102,224)	
Prior years outstanding loss	465		
Reporting year profit from ordinary activities	470		38,393,708
Reporting year profit – exchange rate difference basis	471		(6,993,487)
Outstanding loss of the reporting year	475		
TOTAL for Section III	490	467,765,042	498,366,462
IV. LONG-TERM LIABILITIES			
Borrowings and loans	510	1,902,821	1,533,010
bank loans due in over 12 months after the reporting date	511	439,325	1,533,010
borrowings due in over 12 months after the reporting date	512	1,463,496	
Other long-term liabilities	520		
TOTAL for Section IV	590	1,902,821	1,533,010
V. SHORT-TERM LIABILITIES			
Borrowing and loans	610	3,310,787	4,285,575
bank loans due within 12 months after the reporting date	611	35,000	20,101
borrowings due within 12 months after the reporting date	612	3,275,787	4,265,474
Accounts payable	620	12,178,672	15,590,054
suppliers and contractors	621	2,203,490	2,574,553
bills payable	622		
due to subsidiaries and subordinated entities	623		
due to employees	624	1,694,543	1,571,619
due to state non-budget funds	625	287,490	323,828
due to the budget	626	1,267,849	7,108,885
advances received	627	783,418	108,602
other creditors	628	5,941,882	3,902,567
Profit payment due to participants (constitutors)	630	673,663	74,194
Deferred income	640	7,928,678	6,694,300
Deferred expenditures reserves	650	2,842,776	2,928,493
Other short-term liabilities	660		
TOTAL for Section V	690	26,934,576	29,572,616
BALANCE (sum of lines 490 + 590 + 690)	700	496,602,439	529,472,088

INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets	910	-	-
Including those on leasing	911		
Inventory holdings under bailment	920	1,738	1,728
Goods accepted for sale on a commission basis	930		
Debts of insolvent debtors written off to loss	940	63,692	115,255
Received collaterals for liabilities and payments	950	920,852	1,247,732
Granted collaterals for liabilities and payments	960		
Housing stock depreciation	970	171,263	186,252
Depreciation of external accomplishment objects and other similar objects	980	19,435	14,003
privatised apartments	990	28,536	26,314
depreciation of objects acquired for the account of budget financing	991	1,424,554	1,574,423

PROFIT AND LOSS ACCOUNT

		Codes
	Form №2 by OKUD	0710002
for **9 months of 2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	154,404,595	135,539,187
Including those from sales	011	154,404,595	135,539,187
Cost of goods, products, works, services sold	020	(94,979,142)	(80,255,809)
Including those sold	021	(94,979,142)	(80,255,809)
Gross profit	029	59,425,453	55,283,378
Commercial expenses	030	(9,615,594)	(8,526,950)
Management expenses	040		
Sales profit (loss) (lines (010 - 020 - 030 - 040))	050	49,809,859	46,756,428
II. Operating revenues and expenses			
Interests receivable	060	1,763,827	1,074,154
Interests payable	070	(23,255)	(8,346)
Income from participation in other organisations	080	127,959	5,078
Other operating revenues	090	141,326,956	80,933,121
Other operating expenses	100	(146,146,665)	(83,371,662)
III. Non-sales revenues and expenses			
Non-sales revenues	120	1,411,360	2,044,472
Non-sales revenues (exchange rate difference)	121	3,276,757	6,920,381
Non-sales expenses	130	(1,534,570)	(1,118,524)
Non-sales expenses (exchange rate difference)	131	(10,270,244)	(265,267)
Profit (loss) before tax (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	46,735,501	46,314,721
Profit – exchange rate difference basis (121-131)	141	(6,993,487)	6,655,114
Profit tax and other similar compulsory payments	150	(8,341,793)	(10,132,624)
Profit (loss) from ordinary activities (140-150)	160	38,393,708	36,182,097
Profit – exchange rate difference basis (141)	161	(6,993,487)	6,655,114
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170		
Extraordinary expenses	180		
Net profit (retained profit (loss) of the reporting period) (lines 160 + 170 - 180)	190		

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting year		For the same period of the previous year	
		profit	loss	profit	Loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	8,721	3,228	33,649	390
Prior year profit (loss)	220	481,016	378,294	264,124	103,657
Compensation for losses inflicted by default or ill perfomance of obligations	230		392		1,119
Exchange rate differences as to operations performed in foreign currency	240	3,276,757	10,270,244	6,920,381	265,267
Reduced costs of inventories at the end of the reporting period	250				
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	3,594	51,470	7,098	577

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«28» ноября 2003 г. № 46-213

DEC 11 2003

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам **текст ежеквартального отчета ОАО «Сургутнефтегаз» за III квартал 2003г.**, и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 87 листах в 1 экземпляре.

С уважением,

Заместитель начальника
управления ценных бумаг А.Н. Серебряков

Никонова
42 65 02

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1
Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400
Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

УТВЕРЖДЕН
Советом директоров открытого акционерного общества "Сургутнефтегаз"
Протокол №3п от 10.10.2003

Секретарь Совета директоров А.Г. Жерновков ____________
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: III квартал 2003 г

Открытое акционерное общество "Сургутнефтегаз"

Код эмитента: 00155-А

Место нахождения: Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1
Почтовый адрес: 628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор В.Л. Богданов ________________
(подпись)

Главный бухгалтер М.Н. Глоба ________________
(подпись)

10.10.2003

(М.П.)

Контактное лицо: ***Молчанов Антон Иванович***
Начальник управления ценных бумаг
Тел.: ***(095) 928-52-71*** Факс: ***(095) 928-52-71***
Адрес электронной почты: ***AMolchanov@msk.surgutneftegas.ru***

А. Данные об эмитенте

9. Полное фирменное наименование эмитента.

Открытое акционерное общество "Сургутнефтегаз"
"Surgutneftegas" Open Joint Stock Company

10. Сокращенное наименование.

ОАО "Сургутнефтегаз"
"Surgutneftegas" OJSC

11. Сведения об изменениях в наименовании и организационно-правовой форме эмитента.

Акционерное общество открытого типа "Сургутнефтегаз"
АООТ "Сургутнефтегаз"
Введено: ***6.05.1993***

Открытое акционерное общество "Сургутнефтегаз"
ОАО "Сургутнефтегаз"
Введено: ***27.06.1996***

Производственное объединение "Сургутнефтегаз"
ПО "Сургутнефтегаз"
Введено: ***15.09.1977***

Текущее наименование введено: ***27.06.1996***

12. Сведения о государственной регистрации эмитента и наличии у него лицензий.

Дата государственной регистрации эмитента: ***18.09.2002***

Номер свидетельства о государственной регистрации (иного документа, подтверждающего государственную регистрацию эмитента): ***1028600584540***

Орган, осуществивший государственную регистрацию: ***Министерство России по налогам и сборам по г.Сургуту Ханты-Мансийского автономного округа***

Лицензии:
Номер: ***ХМН 00431 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Сургутского лицензионного участка***

Номер: ***ХМН 00435 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Сургутского лицензионного участка***

Номер: ***ХМН 00438 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Яунлорского лицензионного участка***

Номер: ***ХМН 00436 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сайгатинского лицензионного участка***

Номер: ***ХМН 00558 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Елового лицензионного участка***

Номер: ***ХМН 00408 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Федоровского лицензионного участка***

Номер: ***ХМН 00405 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Дунаевского лицензионного участка***

Номер: ***ХМН 00406 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Лянторского лицензионного участка***

Номер: ***ХМН 00412 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Маслиховского лицензионного участка***

Номер: ***ХМН 00409 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Быстринского лицензионного участка***

Номер: ***ХМН 00437 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Солкинского лицензионного участка (Северная часть)***

Номер: ***ХМН 00418 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Солкинского лицензионного участка***

Номер: ***ХМН 00407 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Вачимского лицензионного участка***

Номер: ***ХМН 00410 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Комарьинского лицензионного участка***

Номер: ***ХМН 00423 НЭ***
Дата выдачи: ***15.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Савуйского лицензионного участка***

Номер: ***ХМН 00419 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Родникового лицензионного участка***

Номер: ***ХМН 00417 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Русскинского лицензионного участка***

Номер: ***ХМН 00564 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Конитлорского лицензионного участка***

Номер: ***ХМН 00434 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Нижне-Сортымского лицензионного участка***

Номер: ***ХМН 00411 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Алехинского лицензионного участка***

Номер: ***ХМН 00432 НЭ***
Дата выдачи: ***5.03.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Камынского лицензионного участка***

Номер: ***ХМН 00563 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тянского лицензионного участка***

Номер: ***ХМН 00560 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Ай-Пимского лицензионного участка***

Номер: ***ХМН 00559 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тромъеганского лицензионного участка***

Номер: ***ХМН 00561 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Тромъеганского лицензионного участка***

Номер: ***ХМН 00562 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Биттемского лицензионного участка***

Номер: ***ХМН 00433 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Южно-Комынского лицензионного участка***

Номер: ***ХМН 00439 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сыньеганского лицензионного участка***

Номер: ***ХМН 00440 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сахалинского лицензионного участка***

Номер: ***ХМН 00420 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Лосевого лицензионного участка***

Номер: ***ХМН 00421 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00422 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тундринского лицензионного участка***

Номер: ***СЛХ 00422 НЭ***
Дата выдачи: ***17.12.1997***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Северная часть)***

Номер: ***ХМН 00683 НР***
Дата выдачи: ***3.12.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Южная часть)***

Номер: ***ХМН 00684 НР***
Дата выдачи: ***3.12.1997***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Чигоринского лицензионного участка***

Номер: ***ХМН 00812 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Ай-Пимского лицензионного участка***

Номер: ***ХМН 00813 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Сахалинского лицензионного участка***

Номер: ***ХМН 00814 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тончинского лицензионного участка***

Номер: ***ХМН 00811 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Камынского лицензионного участка***

Номер: ***ХМН № 01070 НП***
Дата выдачи: ***20.08.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Нумтойского поискового участка***

Номер: ***ХМН № 01087 НЭ***
Дата выдачи: ***27.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо-Селияровского лицензионного участка***

Номер: ***ХМН № 01061 НП***
Дата выдачи: ***4.08.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Верхнеляминского поискового участка***

Номер: ***ХМН № 01062 НП***
Дата выдачи: ***4.08.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Логачевского поискового участка***

Номер: ***ХМН 01237 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Эргинского лицензионного участка***

Номер: ***ХМН 01236 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Кондинского лицензионного участка***

Номер: ***ХМН 01233 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Чапровского лицензионного участка***

Номер: ***ХМН 01235 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Новобыстринского лицензионного участка***

Номер: ***ХМН 01234 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сыхтымского лицензионного участка***

Номер: ***ХМН 00988 ВЭ***
Дата выдачи: ***6.05.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Савуйского, Русскинского, Родникового и Конитлорского месторождений***

Номер: ***ХМН 01215 ВЭ***
Дата выдачи: ***21.04.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00400 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 00401 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Вачимско-Карьяунского месторождения нефти***

Номер: ***ХМН 00381 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00382 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в городе Сургуте Ханты-Мансийского автономного округа Тюменской области***

Номер: ***ХМН 00380 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 00379 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Яун-Лорского и Пильтанского месторождения нефти***

Номер: ***ХМН 00403 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Солкинского месторождения нефти***

Номер: ***ХМН 00402 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00398 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00397 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00396 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00855 ВЭ***
Дата выдачи: ***21.08.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тянского месторождения нефти***

Номер: ***ХМН 00860 ВЭ***
Дата выдачи: ***23.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Нижне-Сортымского месторождения нефти***

Номер: ***ХМН 00858 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00864 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00862 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 00857 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Камынского месторождения нефти***

Номер: ***ХМН 00861 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Алехинского месторождения нефти***

Номер: ***ХМН 00863 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Русскинского месторождения нефти***

Номер: ***ХМН 00839 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Тромъеганского месторождения нефти***

Номер: ***ХМН 00851 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Солкинского месторождения нефти***

Номер: ***ХМН 00850 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00849 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Вачимского месторождения нефти***

Номер: ***ХМН 00848 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Савуйского месторождения нефти***

Номер: ***ХМН 00847 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 00846 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Конитлорского месторождения нефти***

Номер: ***ХМН 00845 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Родникового месторождения нефти***

Номер: ***ХМН 00844 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тромъеганского месторождения нефти***

Номер: ***ХМН 00843 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Яунлорского месторождения нефти***

Номер: ***ХМН 00841 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Биттемского месторождения нефти***

Номер: ***ХМН 00840 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Елового месторождения нефти***

Номер: ***ХМН 01080 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тянского месторождения нефти***

Номер: ***ХМН 01088 ВЭ***
Дата выдачи: ***27.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Нижнесортымского месторождения нефти***

Номер: ***ХМН 01079 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Камынского месторождения нефти***

Номер: ***ХМН 01078 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного***

Номер: ***ХМН 01042 ВЭ***
Дата выдачи: ***7.07.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Южно-Камынского лицензионного участка (Назаргалеевское месторождение)***

Номер: ***ХМН 00384 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00383 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Дунаевского месторождения нефти***

Номер: ***ХМН 00785 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 00786 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Ляминском водозаборе***

Номер: ***ХМН 00787 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Лянторском месторождении нефти***

Номер: ***ХМН 00385 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00721 ВЭ***
Дата выдачи: ***12.02.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургутского района***

Номер: ***СЛХ 00699 ВЭ***
Дата выдачи: ***21.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Верхне-Надымской площади***

Номер: ***ХМН 01465 ВЭ***
Дата выдачи: ***15.09.2000***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Елового месторождения***

Номер: ***ХМН 00598 МЭ***
Дата выдачи: ***26.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча минеральных подземных вод для бальнеологического и лечебно-столового водоснабжения пансионата "Кедровый лог" в г.Сургуте***

Номер: ***ПЛР 030001***
Дата выдачи: ***19.05.1999***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по печати***
Виды деятельности: ***Полиграфическая деятельность***

Номер: ***86***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***

Виды деятельности: ***Осуществление ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/1***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Сургутнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/2***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Федоровскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/3***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Быстринскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/4***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Комсомольскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/5***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Лянторнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/6***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Нижнесортымскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/7***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением по внутрипромысловому сбору и использованию нефтяного газа ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/8***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением поисково-разведочных работ ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/9***
Дата выдачи: ***24.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление институтом "СургутНИПИнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***006/э***
Дата выдачи: ***20.02.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по земельным ресурсам и землеустройству ХМАО***
Виды деятельности: ***Кадастровые съемки, землеустроительные работы, инвентаризация земель всех категорий***

Номер: ***1706***
Дата выдачи: ***28.04.2000***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация инженерных систем городов и других населенных пунктов***

Номер: ***2059***
Дата выдачи: ***25.01.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Администрации Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность санатория "Кедровый Лог"***

Номер: ***54***
Дата выдачи: ***15.07.2000***
Срок действия:

Орган, выдавший лицензию: ***Управление образования администрации Сургутского района ХМАО***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: ***10505/920081***
Дата выдачи: ***20.01.2003***
Срок действия:
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ (Нижневартовская таможня)***
Виды деятельности: ***Учреждение склада временного хранения***

Номер: ***2138***
Дата выдачи: ***30.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность санатория "Кедровый Лог"***

Номер: ***00АН №014827***
Дата выдачи: ***23.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Экспертиза промышленной безопасности технических устройств применяемых на опасных производственных объектах***

Номер: ***62ПР №04-5931***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Проектирование объектов газового хозяйства***

Номер: ***72 - ИИ №000865***
Дата выдачи: ***14.05.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Администрации Тюменской области***
Виды деятельности: ***Деятельность, связанная с источниками ионизирующего излучения (генерирующими)***

Номер: ***ИД №04570***
Дата выдачи: ***20.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Министерство печати России***
Виды деятельности: ***Издательская деятельность***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Нефтяник Сибири" оздоровительного треста "Сургут"***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Юный нефтяник" оздоровительного треста "Сургут"***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Лермонтово" оздоровительного треста "Сургут"***

Номер: ***57 ЭК №006829***
Дата выдачи: ***31.05.2001***
Срок действия:
Орган, выдавший лицензию: ***Управление Северо-Кавказского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***10505/0016***
Дата выдачи: ***1.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ (Нижневартовская таможня)***
Виды деятельности: ***Учреждение таможенного склада***

Номер: ***ХМН 00111 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 01524 НР***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Ларкинского лицензионного участка***

Номер: ***ХМН 01525 НР***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Рогожниковского лицензионного участка***

Номер: ***СЛХ 10985 НП***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучения недр в пределах Ново-Надымского поискового участка***

Номер: ***85М/01/0045/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0046/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0047/02/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение экологической паспортизации***

Номер: ***62ЭК №01-6188***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ЭК №01-6189***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ВР №01-6190***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация складов ВМ***

Номер: ***62ВР №01-6191***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение оборудования и приборов взрывного дела, прострелочно-взрывных аппаратов и перфорационных систем, допущенных Госгортехнадзором России, при ведении прострелочно-взрывных работ***

Номер: ***62ВР №01-6192***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение допущенных Госгортехнадзором России промышленных ВМ и изделий с ними***

Номер: ***62СТ №01-6193***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство производств и объектов по разработке месторождений полезных ископаемых***

Номер: ***63-ТО-1213***
Дата выдачи: ***3.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Транспортировка опасных веществ на опасном производственном объекте***

Номер: ***62ЭК №01-6194***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***62ЭК №01-6195***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация подъемных сооружений***

Номер: ***62ЭК №04-6200***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов газового хозяйства***

Номер: ***62РТ №04-6201***
Дата выдачи: ***10.07.2001***
Срок действия:

Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт газового оборудования***

Номер: ***62СТ №04-6202***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство объектов газового хозяйства***

Номер: ***62МТ №04-6203***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Монтаж, пусконаладка объектов газового хозяйства***

Номер: ***62ИР №01-6218***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Изготовление подъемных сооружений***

Номер: ***62ЭК №01-6220***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация горных производств и объектов по добыче общеразрабатываемых полезных ископаемых открытым способом***

Номер: ***62ВР №01-6219***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация пунктов погрузки-разгрузки взрывчатых материалов***

Номер: ***62Пр №04-6217***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование подъемных сооружений***

Номер: ***ФЛЦ 025094***
Дата выдачи: ***25.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: ***14-А-0259-352***
Дата выдачи: ***22.08.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственная нефтеинспекция по Краснодарскому краю***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***ХМН 01529 ВЭ***
Дата выдачи: ***25.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для приготовления солевого раствора в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 01517 ВЭ***
Дата выдачи: ***4.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Камынского месторождения нефти***

Номер: ***ФЛЦ 025094/1***
Дата выдачи: ***5.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: ***1721/587***
Дата выдачи: ***26.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность (предрейсовые осмотры для Автобазы оздоровительный трест "Сургут")***

Номер: ***ТЮХ 182354***
Дата выдачи: ***29.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Строительство зданий и сооружений (строительно-монтажные работы)***

Номер: ***ТЮХ 182353***
Дата выдачи: ***29.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Производство строительных конструкций и материалов***

Номер: ***ФЛЦ 72001259***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Разработка градостроительной документации***

Номер: ***ФЛЦ 72001260***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Инженерные изыскания для строительства***

Номер: ***ФЛЦ 72001261а***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***ФЛЦ 72001261в***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***11003947***
Дата выдачи: ***28.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Главное управление государственной противопожарной службы МВД РФ***
Виды деятельности: ***Монтаж, наладка, ремонт и техническое обслуживание оборудования и систем противопожарной защиты (за исключением отнесенных к строительной деятельности)***

Номер: ***62МР №01-6565***
Дата выдачи: ***8.11.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Производство маркшейдерских работ при пользовании недрами***

Номер: ***КРД 26615 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26616 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26617 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***УО-03-209-0662***
Дата выдачи: ***20.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Федеральный надзор России по ядерной и радиационной безопасности (Госатомнадзор России)***
Виды деятельности: ***Эксплуатация изделий, содержащих радиоактивные вещества, их транспортирование и хранение***

Номер: ***ГС-5-72-02-21-0-8602060555-000201-1***
Дата выдачи: ***11.01.2002***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***51ЭК №04154***
Дата выдачи: ***11.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Ростовское управление Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация опасного производственного объекта***

Номер: ***ТЮХ 182440***
Дата выдачи: ***15.01.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление государственного лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***62ЭК №03-6894***
Дата выдачи: ***7.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***62ЭК №10-2008***
Дата выдачи: ***7.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация магистрального трубопроводного транспорта***

Номер: ***ХМН № 01600 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Биттемского месторождения нефти***

Номер: ***ХМН № 01601 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тромеганского месторождения нефти***

Номер: ***ХМН № 01602 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Хорлорского месторождения нефти***

Номер: ***62ЭК №10-2004***
Дата выдачи: ***7.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***90***
Дата выдачи: ***11.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Департамент образования и науки администрации г. Сургута***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: ***ХМН 01614 ВЭ***
Дата выдачи: ***25.04.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Ай-Пимского лицензионного участка (Западно-Чигоринское месторождение)***

Номер: ***ХМН 01612 ВЭ***
Дата выдачи: ***19.04.2002***
Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Южно - Камынского лицензионного участка (Санинское месторождение)***

Номер: ***ХМН 11141 НП***
Дата выдачи: ***11.04.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр в пределах Южно-Ляминского лицензионного участка***

Номер: ***ХМН 11142 НП***
Дата выдачи: ***11.04.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ново-Надымского (южная часть) лицензионного участка***

Номер: ***ХМН 01642 ВЭ***
Дата выдачи: ***9.08.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Тончинского лицензионного участка***

Номер: ***ХМН 11355 НЭ***
Дата выдачи: ***26.12.2002***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Северо-Юрьевского лицензионного участка***

Номер: ***ХМН 11293 НЭ***
Дата выдачи: ***5.09.2002***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо-Лабатьюганского лицензионного участка***

Номер: ***ХМН 01633 ВЭ***
Дата выдачи: ***18.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Назаргалеевского месторождения нефти***

Номер: ***ХМН 01634 ВЭ***
Дата выдачи: ***18.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Камынского месторождения нефти***

Номер: ***ХМН 00144 ТБДБК***
Дата выдачи: ***26.03.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***22217***
Дата выдачи: ***22.05.2002***
Срок действия:
Орган, выдавший лицензию: ***Минсвязи РФ***
Виды деятельности: ***Предоставление услуг местной и внутризоновой телефонной связи***

Номер: ***173***
Дата выдачи: ***15.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Департамент образования и науки ХМАО***
Виды деятельности: ***Образовательная деятельность (ЦПТО)***

Номер: ***СЛХ 11359 НП***
Дата выдачи: ***27.12.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучение недр Верхне-Семиеганского лицензионного участка***

Номер: ***228***
Дата выдачи: ***2.08.2002***
Срок действия:
Орган, выдавший лицензию: ***Департамент образования и науки ХМАО***
Виды деятельности: ***Образовательная деятельность (ПУ "СургутАСУнефть")***

Номер: ***ТЮГ-00248к***
Дата выдачи: ***2.10.2002***
Срок действия:
Орган, выдавший лицензию: ***Тюменская территориальная инспекция Госгеонадзора РФ***
Виды деятельности: ***Картографическая деятельность***

Номер: ***ТЮГ-00247г***
Дата выдачи: ***2.10.2002***
Срок действия:
Орган, выдавший лицензию: ***Тюменская территориальная инспекция Госгеонадзора РФ***
Виды деятельности: ***Геодезическая деятельность***

Номер: ***1498/371***
Дата выдачи: ***22.07.1999***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Краснодарского края***
Виды деятельности: ***фармацевтическая деятельность***

Номер: ***ХМН 00175 ТБДБК***
Дата выдачи: ***29.10.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00169 ТРЭИО***
Дата выдачи: ***20.10.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Забор воды (р.Пим) для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз" (НГДУ "Лянторнефть")***

Номер: ***ХМН 00170 ТРЭИО***
Дата выдачи: ***20.10.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Забор воды (р.Лямин) для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз" (НГДУ "Лянторнефть")***

Номер: ***ХМН 00158 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Федоровскнефть")***

Номер: ***ХМН 00159 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Комсомольскнефть")***

Номер: ***ХМН 00160 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Нижнесортымскнефть")***

Номер: ***ХМН 00161 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Лянторнефть")***

Номер: ***ХМН 00162 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Лянторнефть")***

Номер: ***ХМН 00172 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Лянторнефть")***

Номер: ***ХМН 00157 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (УВСиНГ)***

Номер: ***ХМН 00156 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Сургутнефть")***

Номер: ***ХМН 00155 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Быстринскнефть")***

Номер: ***ХМН 00153 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов (НГДУ "Нижнесортымскнефть")***

Номер: ***10505/910080***
Дата выдачи: ***20.01.2003***
Срок действия:
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ (Нижневартовская таможня)***
Виды деятельности: ***Учреждение склада временного хранения***

Номер: ***ХМН 01677 ВЭ***
Дата выдачи: ***25.02.2003***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Северо-Юрьевского месторождения нефти***

Номер: ***ХМН 11418 НП***
Дата выдачи: ***4.02.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Южно-Голяновского лицензионного участка***

Номер: ***ХМН 11417 НП***
Дата выдачи: ***4.02.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Лунгорского лицензионного участка***

Номер: ***2346***
Дата выдачи: ***31.08.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***2360***
Дата выдачи: ***21.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***2461***
Дата выдачи: ***28.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***2367***
Дата выдачи: ***1.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***2486***
Дата выдачи: ***1.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***2502***
Дата выдачи: ***8.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***20003809***
Дата выдачи: ***3.02.2003***
Срок действия:
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Транспортировка по магистральным трубопроводам нефти, газа и продуктов их переработки***

Номер: ***10003808***
Дата выдачи: ***3.02.2003***
Срок действия:
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Переработка нефти, газа и продуктов их переработки***

Номер: ***30008347***
Дата выдачи: ***28.04.2003***
Срок действия:
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Хранение нефти, газа и продуктов их переработки***

Номер: ***60009102***
Дата выдачи: ***20.05.2003***
Срок действия:
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Эксплуатация тепловых сетей***

Номер: ***50009101***
Дата выдачи: ***20.05.2003***
Срок действия:
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Эксплуатация электрических сетей***

Номер: ***ХМН № 01720 ВЭ***
Дата выдачи: ***11.04.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Ульяновского месторождения нефти***

Номер: ***ХМН № 01721 ВЭ***
Дата выдачи: ***11.04.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Чигоринского месторождения нефти***

Номер: ***ХМН 11738 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Рогожниковского лицензионного участка***

Номер: ***ХМН 11739 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Рогожниковского лицензионного участка***

Номер: ***ХМН 11740 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Рогожниковского лицензионного участка***

Номер: ***ХМН 11743 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Юильского лицензионного участка***

Номер: ***ХМН 11744 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Юильского лицензионного участка***

Номер: ***ХМН 11741 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ляминского лицензионного участка***

Номер: ***ХМН 11742 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ляминского лицензионного участка***

Номер: ***ХМН 11737 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ляминского лицензионного участка***

Номер: ***ХМН 11733 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ляминского лицензионного участка***

Номер: ***ХМН 11736 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ляминского лицензионного участка***

Номер: ***ХМН 11735 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ляминского лицензионного участка***

Номер: ***ХМН 11734 НП***
Дата выдачи: ***23.09.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр Ляминского лицензионного участка***

Номер: ***ХМН 01736 ВЭ***
Дата выдачи: ***17.07.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча прёсных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургута***

Номер: ***ХМН 01731 ВЭ***
Дата выдачи: ***23.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Северо-Юрьевского месторождения нефти***

Номер: ***00-ЭХ-001261 (Х)***
Дата выдачи: ***4.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация химических опасных производственных объектов***

Номер: ***00-ДЭ-001485 ДКНХ)***
Дата выдачи: ***23.07.2003***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Проведение экспертизы промышленной безопасности***

Номер: ***00-ЭН-001262 (ДН)***
Дата выдачи: ***4.06.2003***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация нефтегазодобывающих производств***

Номер: ***00-ЭВ-001550 (КМСХ)***
Дата выдачи: ***1.08.2003***

Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация взрывоопасных производственных объектов***

Номер: ***3/00074***
Дата выдачи: ***18.09.2003***
Срок действия:
Орган, выдавший лицензию: ***ГУ Государственной противопожарной службы МЧС РФ***
Виды деятельности: ***Эксплуатация пожароопасных производственных объектов***

Номер: ***2/04487***
Дата выдачи: ***18.09.2003***
Срок действия:
Орган, выдавший лицензию: ***ГУ Государственной противопожарной службы МЧС РФ***
Виды деятельности: ***Производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений***

Номер: ***01539***
Дата выдачи: ***30.09.2003***
Срок действия:
Орган, выдавший лицензию: ***МПС России***
Виды деятельности: ***погрузочно-разгрузочная деятельность на железнодорожном транспорте***

13. Идентификационный номер налогоплательщика.

8602060555

14. Отраслевая принадлежность эмитента.

Коды ОКОНХ: Нет
С 27.02.2003 ОАО "Сургутнефтегаз" присвоены коды ОКВЭД - 11.10.11 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.

15. Место нахождения, почтовый адрес эмитента и контактные телефоны.

Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Почтовый адрес: ***628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Тел.: ***(3462) 42-61-33*** Факс: ***(3462) 42-64-95***
Адрес электронной почты: ***secretary@surgutneftegas.ru***

16. Сведения об аудиторе эмитента.

Наименование: ***Общество с ограниченной ответственностью "Росэкспертиза"***
Место нахождения: ***107078, г. Москва, ул. Маши Порываевой, 11***
ИНН: ***7708000473***
Почтовый адрес: ***103055, РФ, г. Москва, Тихвинский переулок, 7 стр. 3***
Тел.: ***(095) 721-38-83*** Факс: ***(095) 972-65-00***
Адрес электронной почты: ***rosexp@online.ru***

Данные о лицензии аудитора:
Номер лицензии: ***007310***
Дата выдачи: ***26.12.2000***
Срок действия: ***до 25.12.2003***
Орган, выдавший лицензию: ***Министерство Финансов Российской Федерации***

17. Сведения об организациях, осуществляющих учет прав на ценные бумаги эмитента.

Регистратор:

Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***

Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***

Почтовый адрес: ***628400, РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул. Энтузиастов, 52/1***

Тел.: ***(3462) 42-11-74*** Факс: ***(3462) 42-11-93***

Адрес электронной почты: ***sineft@wsnet.ru***

Лицензия:

Номер лицензии: ***01100***

Дата выдачи: ***8.08.1996***

Срок действия: ***до 4.07.2004***

Орган, выдавший лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***2.04.1994***

Централизованное хранение эмиссионных ценных бумаг эмитента в отчетном квартале не осуществлялось

18. Депозитарий эмитента.

Депозитария не имеет

19. Участники эмитента.

Общее количество акционеров (участников): ***43 523***

Акционеры (участники), владеющие не менее чем 5 процентами уставного капитала эмитента:

таких лиц нет

20. Структура органов управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.

Общее руководство деятельностью Общества осуществляет Совет директоров, который вправе принимать решения по любым вопросам деятельности Общества, кроме тех, которые отнесены в соответствии с Уставом Общества к компетенции общего собрания акционеров. Совет директоров Общества в количественном составе, определяемом решением общего собрания акционеров Общества, избирается годовым общим собранием акционеров Общества в предусмотренном Уставом Общества порядке, сроком до следующего годового общего собрания акционеров. Лица, избранные в состав Совета директоров, могут переизбираться неограниченное число раз.

Генеральный директор является единоличным исполнительным органом Общества и руководит текущей деятельностью Общества в порядке и в пределах компетенции, определенной Уставом Общества, а также в соответствии с решениями Совета директоров и общего собрания акционеров. Генеральный директор Общества назначается Советом директоров Общества на срок 5 лет.
По истечении срока полномочий Генерального директора, он может быть назначен Советом директоров на тот же срок неограниченное число раз.

Генеральный директор подотчетен Совету директоров и общему собранию акционеров Общества.

Полномочия органов управления Общества определены Уставом Общества.

Компетенция общего собрания акционеров (участников) эмитента в соответствии с его уставом (учредительными документами):

К компетенции общего собрания акционеров относятся следующие вопросы, решение по которым принимается, если за него проголосовали акционеры - владельцы более 50% голосующих акций Общества, принимающие участие в общем собрании акционеров, при условии, что иное не предусмотрено Уставом Общества:

1) внесение изменений и дополнений в Устав Общества или утверждение Устава Общества в новой редакции, за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах" и Уставом Общества;

2) уменьшение уставного капитала путём уменьшения номинальной стоимости акций, приобретения Обществом части акций в целях сокращения их общего количества или погашения не полностью оплаченных акций, а также путём погашения приобретённых или выкупленных Обществом акций;

3) утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли и убытков Общества;

4) решение о выплате годовых дивидендов, утверждение размера дивиденда и формы его выплаты по акциям каждой категории (типа). Решение принимается по рекомендации Совета директоров. Размер годовых дивидендов не может быть выше размера, рекомендованного Советом директоров;

5) избрание членов ревизионной комиссии Общества и досрочное прекращение их полномочий, утверждение Положения о Ревизионной комиссии Общества;

6) принятие решений о реорганизации Общества;

7) принятие решений о ликвидации Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов;

8) определение количественного состава Совета директоров Общества, избрание членов Совета директоров и досрочное прекращение их полномочий;

9) определение количества, номинальной стоимости, категории (типа) объявленных акций и прав, предоставляемых этими акциями;

10) утверждение аудитора Общества;

11) порядок ведения общего собрания акционеров;

12) образование счётной комиссии;

13) определение формы сообщения Обществом информации (материалов), подлежащей представлению акционерам при подготовке к проведению общего собрания акционеров, в том числе определение органа печати в случае сообщения в форме опубликования;

14) дробление и консолидация акций;

15) решение об одобрении Обществом сделок, в совершении которых имеется заинтересованность, в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;

16) решение об одобрении Обществом крупных сделок в соответствии с п.3 ст.79 Федерального закона "Об акционерных обществах";

17) увеличение уставного капитала путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых обыкновенных акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций;

18) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке;

19) размещение по закрытой подписке эмиссионных ценных бумаг, конвертируемых в акции. Размещение посредством открытой подписки конвертируемых эмиссионных ценных бумаг, которые могут быть конвертированы в обыкновенные акции, составляющие более 25 процентов ранее размещенных обыкновенных акций;

20) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций;

21) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций;
22) утверждение внутренних документов, регулирующих деятельность органов Общества;
23) иные вопросы, предусмотренные действующим законодательством Российской Федерации.

Вопросы, отнесенные к компетенции общего собрания акционеров, не могут быть переданы на решение Совету директоров и Генеральному директору Общества.

Компетенция совета директоров (наблюдательного совета) эмитента в соответствии с его уставом (учредительными документами):

К компетенции Совета директоров относятся следующие вопросы:
1) вынесение на решение общего собрания акционеров вопросов, предусмотренных Уставом Общества;
2) рекомендации о размере выплачиваемого акционерам дивиденда и порядке его выплаты;
3) определение приоритетных направлений деятельности Общества;
4) созыв годового и внеочередного общих собраний акционеров Общества;
5) утверждение повестки дня общего собрания акционеров;
6) определение даты составления списка лиц, имеющих право на участие в общем собрании, даты, места и времени проведения общего собрания акционеров, сообщения акционерам о его проведении, перечня предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, формы и текста бюллетеня для голосования;
7) предварительное утверждение годовых отчетов, бухгалтерских балансов, счетов прибылей и убытков Общества;
8) увеличение уставного капитала Общества путем размещения Обществом:
- дополнительных обыкновенных акций по открытой подписке в пределах количества и категории (типа) объявленных акций, если количество дополнительно размещаемых обыкновенных акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;
- дополнительных привилегированных акций посредством открытой подписки;
- дополнительных акций за счет имущества Общества;
9) утверждение отчета об итогах выпуска и приобретения Обществом акций Общества;
10) внесение изменений в Устав Общества, связанных с увеличением уставного капитала общества путем увеличения номинальной стоимости акций;
11) внесение изменений в Устав Общества, связанных с увеличением уставного капитала общества путем размещения дополнительных акций;
12) размещение Обществом:
- облигаций и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;
- облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения они не являются конвертируемыми в акции Общества;
13) определение рыночной стоимости имущества Общества;
14) приобретение и выкуп размещенных Обществом акций, облигаций и иных ценных бумаг в случаях, предусмотренных Уставом Общества;
15) распоряжение приобретенными и выкупленными Обществом акциями, а также акциями, поступившими в распоряжение Общества в силу неисполнения покупателями обязательств по их оплате;
16) избрание Председателя Совета директоров и Заместителя Председателя Совета директоров из числа членов Совета директоров;

17) назначение Генерального директора Общества, установление размеров выплачиваемых ему вознаграждений и компенсаций;
18) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций и определение размера оплаты услуг аудитора;
19) определение направлений использования резервного, целевых и иных фондов Общества;
20) утверждение внутренних документов Общества, за исключением внутренних документов, утверждение которых отнесено к компетенции Общего собрания акционеров Федеральным законом "Об акционерных обществах", а также иных внутренних документов Общества, утверждение которых отнесено к компетенции Генерального директора Уставом Общества;
21) создание филиалов и открытие представительств Общества;
22) внесение изменений в Устав Общества, связанных с созданием филиалов, открытием представительств Общества и их ликвидацией;
23) принятие решения об одобрении Обществом крупных сделок, в соответствии с Федеральным законом "Об акционерных обществах";
24) принятие решения об одобрении Обществом сделок, в совершении которых имеется заинтересованность в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;
25) принятие решения о заключении договора об установлении отношений основного и дочернего общества между открытым акционерным обществом "Сургутнефтегаз" и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз";
26) утверждение регистратора Общества, утверждение и расторжение договора с ним;
27) иные вопросы, предусмотренные законодательством Российской Федерации.

Компетенция единоличного и коллегиального исполнительных органов эмитента в соответствии с его уставом (учредительными документами):

К компетенции Генерального директора Общества относится:
- выполнение решений общего собрания акционеров и Совета директоров Общества;
- издание приказов, инструкций, распоряжений, указаний и других актов по вопросам деятельности Общества, обязательных для исполнения всеми работниками Общества;
- совершение в пределах предоставленных ему прав всех необходимых действий для реализации правомочий владения, пользования и распоряжения имуществом Общества, в том числе заключение договоров на приобретение, отчуждение имущества Общества; заключение договоров займов, кредитных договоров, кроме того, в связи с невозможностью определения на дату проведения общего собрания акционеров Общества сделок, подлежащих совершению в продолжение хозяйственных отношений между Обществом и ОАО "НК "Сургутнефтегаз", в совершении которых в будущем может возникнуть заинтересованность генерального директора Общества, установить, что сделки указанного характера, в т.ч. сделки займа, а также сделки, связанные с приобретением или отчуждением Обществом прямо или косвенно имущества, в т.ч. акций, в предельной сумме, составляющей 10% балансовой стоимости активов Общества на дату принятия решения о заключении таких сделок, могут совершаться генеральным директором самостоятельно;
- представительство от имени Общества в отношениях с любыми российскими и иностранными юридическими и физическими лицами, заключение на территории Российской Федерации и за границей соглашений, договоров и совершение иных сделок от имени Общества, в том числе заключение договоров на приобретение имущества стоимостью до 25% балансовой стоимости активов Общества, определенной по данным бухгалтерской отчетности Общества на последнюю отчетную дату, осуществление распоряжения средствами резервного, целевых и иных фондов Общества в соответствии с указанными Советом директоров Общества направлениями, выдача доверенностей на совершение сделок, открытие расчетных и иных счетов в банках и

иных организациях и учреждениях;
- решение вопросов, связанных с инвестициями в развитие предприятий, организаций;
- утверждение и изменение структуры Общества, образование и прекращение деятельности структурных подразделений Общества, утверждение положений о структурных подразделениях Общества;
- утверждение штатного расписания, сметы расходов на содержание, размеров и форм оплаты труда работников Общества, Правил внутреннего трудового распорядка и должностных инструкций для всех категорий работников Общества;
- прием на работу, назначение и освобождение от должности, увольнение работников Общества, руководителей структурных подразделений, установление им должностных окладов и надбавок, применение к ним мер поощрения и дисциплинарного воздействия, принятие решений о привлечении их к материальной ответственности, заключение от имени Общества трудовых договоров (контрактов) с работниками;
- решение вопросов социального развития Общества и его дочерних обществ;
- принятие решений о предъявлении от имени Общества претензий и исков к юридическим и физическим лицам как в Российской Федерации, так и за рубежом в соответствии с законодательством.

Генеральный директор Общества вправе также принимать решения по любым вопросам руководства текущей деятельностью Общества и его дочерних обществ, не относящимся к компетенции общего собрания акционеров и Совета директоров Общества. Генеральный директор самостоятельно принимает решения по вопросам, относящимся к его компетенции.

Генеральный директор на время своего отсутствия и при иных обстоятельствах вправе назначить из числа должностных лиц Общества лицо, временно исполняющее обязанности Генерального директора.

21. Члены совета директоров (наблюдательного совета) эмитента.

Совет директоров
Председатель: ***Усольцев Александр Викторович***

Члены совета директоров:
Ананьев Сергей Алексеевич
Год рождения: ***1959***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Федоровскнефть"***

Доля в уставном капитале эмитента: ***0.004%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Анзиряев Юрий Николаевич
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***

Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Лянторнефть"***

Доля в уставном капитале эмитента: ***0.01%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Мугу Байзет Юнусович
Год рождения: ***1953***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Комсомольскнефть"***

Доля в уставном капитале эмитента: ***0.003%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Богданов Владимир Леонидович
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Генеральный директор***

Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Межотраслевые органы управления***
Должность: ***Президент***

Период: ***1998 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Буланов Александр Николаевич
Год рождения: ***1959***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Сургутнефть"***

Доля в уставном капитале эмитента: ***0.0005%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Усольцев Александр Викторович
Год рождения: ***1938***

Должности за последние 5 лет:
Период: ***-***
Организация: ***нет***
Сфера деятельности: ***нет***
Должность: ***Должностей не занимает***

Доля в уставном капитале эмитента: ***0.008%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Матвеев Николай Иванович
Год рождения: ***1942***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Главный инженер - первый заместитель генерального директора***

Доля в уставном капитале эмитента: ***0.01%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Медведев Николай Яковлевич
Год рождения: ***1943***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Главный геолог - заместитель генерального директора***

Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Межотраслевые органы управления***
Должность: ***Главный геолог***

Доля в уставном капитале эмитента: ***0.03%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Федоров Сергей Анатольевич
Год рождения: ***1956***

Должности за последние 5 лет:
Период: ***1998 - 2000***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Межотраслевые органы управления***
Должность: ***Директор департамента ценных бумаг***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Заместитель генерального директора по ценным бумагам***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Межотраслевые органы управления***
Должность: ***Вице-президент по ценным бумагам***

Доля в уставном капитале эмитента: ***0.0005%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

22. Единоличный и коллегиальный органы управления эмитента и должностные лица управляющего эмитента.

Единоличный исполнительный орган, а также члены коллегиального исполнительного органа эмитента:

Богданов Владимир Леонидович
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Генеральный директор***

Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Межотраслевые органы управления***
Должность: ***Президент***

Период: ***1998 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Коллегиальный исполнительный орган не сформирован.
Лицо, исполняющее функции единоличного исполнительного органа эмитента: ***Богданов Владимир Леонидович***

23. Вознаграждения, выплачиваемые членам совета директоров (наблюдательного совета) и другим должностным лицам эмитента.

Суммарный размер вознаграждений, выплаченных всех лицам, перечисленным в пунктах 21 и 22, за отчетный период:
Заработная плата (руб.):
Премии (руб.):
Комиссионные (руб.):
Иные имущественные предоставления (руб.):
Всего (руб.):

См. также пункты 21 и 22

24. Сведения о юридических лицах, участником которых является эмитент.

Юридические лица, не менее чем 5 процентами уставного капитала которых владеет эмитент:

Наименование: ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***
Место нахождения: ***РФ, Тюменская область, Ханты-Мансийский а.о., г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, пр.Набережный, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Сургутмебель"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***
Почтовый адрес: ***628400, РФ, ХМАО, Сургутский район, п. Барсово, административное здание ООО "Сургутмебель"***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Закрытое акционерное общество "Сургутнефтестрой"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, г.Сургут-13, Тюменская обл., Ханты-Мансийский автономный округ, ул. Кукуевицкого, 16***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***
Место нахождения: ***РФ, г.Псков***
Почтовый адрес: ***180000, РФ, г.Псков, Октябрьский пр., д.4***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***
Место нахождения: ***РФ, г.Тверь***
Почтовый адрес: ***170000, РФ, г.Тверь, ул.Новоторжская, 6***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***
Место нахождения: ***РФ, г.Великий Новгород***
Почтовый адрес: ***173015, РФ, г.Великий Новгород, ул.Германа, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***
Место нахождения: ***РФ, г.Калининград***
Почтовый адрес: ***236000, РФ, г.Калининград, ул.Комсомольская, 22-б***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***
Место нахождения: ***Российская Федерация, Тюменская область, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 35***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Наименование: ***Общество с ограниченной ответственностью "Производственное объединение "Киришинефтеоргсинтез"***
Место нахождения: ***РФ, Ленинградская обл., г.Кириши***
Почтовый адрес: ***187110, Ленинградская обл., г.Кириши, шоссе Энтузиастов, дом 1***
Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Наименование: ***Открытое акционерное общество "Совхоз "Червишевский"***
Место нахождения: ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***
Почтовый адрес: ***626019, Российская Федерация, Тюменская область, Тюменский район, с.Червишево, ул.Советская, дом 81***
Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Наименование: ***Общество с ограниченной ответственностью "Нефть-консалтинг"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул. Энтузиастов, 52, кор.1***
Доля эмитента в уставном капитале юридического лица: ***95 %***

Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 19***
Доля эмитента в уставном капитале юридического лица: ***91.5 %***

Наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 52, кор.1***
Доля эмитента в уставном капитале юридического лица: ***87.2 %***

Наименование: ***Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Губкина, 13***
Доля эмитента в уставном капитале юридического лица: ***63.2 %***

Наименование: ***Открытое акционерное общество "Сургутполимер"***
Место нахождения: ***Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ***

Почтовый адрес: ***628400, Тюменская обл., г. Сургут, ул. Лермонтова,11, к.306***
Доля эмитента в уставном капитале юридического лица: ***30 %***

Наименование: ***Акционерный коммерческий банк "РОСБАНК" (открытое акционерное общество)***
Место нахождения: ***РФ, Москва***
Почтовый адрес: ***107078, Москва, ул. Маши Порываевой, 11, а/я 208***
Доля эмитента в уставном капитале юридического лица: ***19.9 %***

Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***18.1 %***

Наименование: ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности "***
Место нахождения: ***РФ, г. Тюмень***
Почтовый адрес: ***625000, г. Тюмень, ул. Республики, 62***
Доля эмитента в уставном капитале юридического лица: ***11.2 %***

Наименование: ***Открытое акционерное общество "Хантымансийскинтерспорт"***
Место нахождения: ***РФ, Тюменская обл., г. Ханты-Мансийск***
Почтовый адрес: ***628200, Российская Федерация, Тюменская обл., г. Ханты-Мансийск, ул. Мира, 5а***
Доля эмитента в уставном капитале юридического лица: ***10 %***

Наименование: ***Открытое акционерное общество "Тюменская регистрационная компания"***
Место нахождения: ***РФ, г.Тюмень***
Почтовый адрес: ***625000, г.Тюмень, ул.Некрасова, 11, к.501***
Доля эмитента в уставном капитале юридического лица: ***5.9 %***

Наименование: ***Открытое акционерное общество "Аэропорт Сургут"***
Место нахождения: ***РФ, Тюменская обл., г. Сургут***
Почтовый адрес: ***628422, Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут, Аэропорт***
Доля эмитента в уставном капитале юридического лица: ***5 %***

25. Доли участия всех юридических лиц, в которых эмитент владеет более чем 5 процентами уставного капитала, а также их должностных лиц в уставном капитале эмитента.

25.1 Наименование: ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***
Место нахождения: ***РФ, г.Великий Новгород***
Почтовый адрес: ***173015, РФ, г.Великий Новгород, ул.Германа, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.1.1 ***Серебренников Виктор Георгиевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.2 Наименование: ***Общество с ограниченной ответственностью "Сургутмебель"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***
Почтовый адрес: ***628400, РФ, ХМАО, Сургутский район, п. Барсово, административное здание ООО "Сургутмебель"***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.3 Наименование: ***Закрытое акционерное общество "Сургутнефтестрой"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, г.Сургут-13, Тюменская обл., Ханты-Мансийский автономный округ, ул. Кукуевицкого, 16***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.3.1 ***Суханов Николай Тихонович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.00005 %***

25.3.2 ***Резяпов Александр Филиппович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.02 %***

25.3.3 ***Вильданов Ильгизар Адгамович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.0006 %***

25.3.4 ***Диянов Василий Владимирович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.000007 %***

25.4 Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***
Место нахождения: ***РФ, г.Псков***
Почтовый адрес: ***180000, РФ, г.Псков, Октябрьский пр., д.4***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.4.1 ***Исаков Владимир Борисович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.5 Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***
Место нахождения: ***РФ, г.Тверь***

Почтовый адрес: ***170000, РФ, г.Тверь, ул.Новоторжская, 6***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.5.1 ***Салагаев Анатолий Николаевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.003 %***

25.6 Наименование: ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***

Место нахождения: ***РФ, Тюменская область, Ханты-Мансийский а.о., г.Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, пр.Набережный, 22***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.6.1 ***Баранков Владислав Георгиевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.02 %***

25.7 Наименование: ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***

Место нахождения: ***РФ, г.Калининград***

Почтовый адрес: ***236000, РФ, г.Калининград, ул.Комсомольская, 22-б***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.7.1 ***Шиляков Владимир Михайлович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.00007 %***

25.8 Наименование: ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***

Место нахождения: ***Российская Федерация, Тюменская область, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 35***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.9 Наименование: ***Открытое акционерное общество "Совхоз "Червишевский"***

Место нахождения: ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***

Почтовый адрес: ***626019, Российская Федерация, Тюменская область, Тюменский район, с.Червишево, ул.Советская, дом 81***

Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.9.1 ***Татарчук Валерий Григорьевич***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.10 Наименование: ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 52/1***

Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.10.1 ***Урюпин Вячеслав Алексеевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.11 Наименование: ***Общество с ограниченной ответственностью "Производственное объединение "Киришинефтеоргсинтез"***

Место нахождения: ***РФ, Ленинградская обл., г.Кириши***

Почтовый адрес: ***187110, Ленинградская обл., г.Кириши, шоссе Энтузиастов, дом 1***

Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.11.1 ***Сомов Вадим Евсеевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.006 %***

25.12 Наименование: ***Общество с ограниченной ответственностью "Нефть-консалтинг"***

Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул. Энтузиастов, 52, кор.1***

Доля эмитента в уставном капитале юридического лица: ***95 %***

Доля данного лица в уставном капитале эмитента: ***0.004 %***

Должностные лица:

25.12.1 ***Хасанов Равиль Рашитович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.13 Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***

Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 19***

Доля эмитента в уставном капитале юридического лица: ***91.5 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.13.1 ***Непомнящих Евгения Викторовна***

Функции данного лица: ***Член коллегиального исполнительного органа***

Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.13.2 ***Поспелова Наталья Евгеньевна***

Функции данного лица: ***Член коллегиального исполнительного органа***

Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.13.3 ***Моисеев Александр Васильевич***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.13.4 ***Захарова Нина Александровна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.13.5 ***Король Андрей Витальевич***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.0003 %***

25.13.6 ***Пастухова Галина Афанасьевна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.13.7 ***Богданов Владимир Леонидович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.13.8 ***Важенин Юрий Иванович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.13.9 ***Непомнящих Евгения Викторовна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.13.10 ***Поспелова Наталья Евгеньевна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.13.11 ***Киселев Николай Викторович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.13.12 ***Бурцев Геннадий Алексеевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.13.13 ***Баранков Владислав Георгиевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.02 %***

25.13.14 ***Федоров Сергей Анатольевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.13.15 ***Ашихмин Владимир Петрович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.14 Наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 52, кор.1***

Доля эмитента в уставном капитале юридического лица: ***87.2 %***

Доля данного лица в уставном капитале эмитента: ***0.09 %***

25.15 Наименование: ***Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Губкина, 13***

Доля эмитента в уставном капитале юридического лица: ***63.2 %***

Доля данного лица в уставном капитале эмитента: ***0.03 %***

Должностные лица:

25.15.1 ***Юсубов Икрам Илияс-оглы***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.00008 %***

25.16 Наименование: ***Открытое акционерное общество "Сургутполимер"***

Место нахождения: ***Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ***

Почтовый адрес: ***628400, Тюменская обл., г. Сургут, ул. Лермонтова,11, к.306***

Доля эмитента в уставном капитале юридического лица: ***30 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.17 Наименование: ***Акционерный коммерческий банк "РОСБАНК" (открытое акционерное общество)***

Место нахождения: ***РФ, Москва***

Почтовый адрес: ***107078, Москва, ул. Маши Порываевой, 11, а/я 208***

Доля эмитента в уставном капитале юридического лица: ***19.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.17.1 ***Кошеленко Сергей Адольфович***

Функции данного лица: ***Член коллегиального исполнительного органа***

Доля данного лица в уставном капитале эмитента: ***0.00002 %***

25.17.2 ***Богданов Владимир Леонидович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.17.3 ***Баранков Владислав Георгиевич***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.02 %***

25.18 Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***18.1 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.18.1 ***Ческидова Галина Алексеевна***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.18.2 ***Баранков Владислав Георгиевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.02 %***

25.18.3 ***Федоров Сергей Анатольевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.18.4 ***Ческидова Галина Алексеевна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.19 Наименование: ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности "***
Место нахождения: ***РФ, г. Тюмень***
Почтовый адрес: ***625000, г. Тюмень, ул. Республики, 62***
Доля эмитента в уставном капитале юридического лица: ***11.2 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.19.1 ***Ракитин Владимир Борисович***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.19.2 ***Шешуков Александр Иванович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.20 Наименование: ***Открытое акционерное общество "Хантымансийскинтерспорт"***
Место нахождения: ***РФ, Тюменская обл., г. Ханты-Мансийск***
Почтовый адрес: ***628200, Российская Федерация, Тюменская обл., г. Ханты-Мансийск, ул. Мира, 5а***
Доля эмитента в уставном капитале юридического лица: ***10 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.21 Наименование: ***Открытое акционерное общество "Тюменская регистрационная компания"***
Место нахождения: ***РФ, г.Тюмень***
Почтовый адрес: ***625000, г.Тюмень, ул.Некрасова, 11, к.501***

Доля эмитента в уставном капитале юридического лица: ***5.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.22 Наименование: ***Открытое акционерное общество "Аэропорт Сургут"***

Место нахождения: ***РФ, Тюменская обл., г. Сургут***

Почтовый адрес: ***628422, Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут, Аэропорт***

Доля эмитента в уставном капитале юридического лица: ***5 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.22.1 ***Рюпин Александр Евстигнеевич***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.003 %***

26. Другие аффилированные лица эмитента.

26.1 Наименование: ***Закрытое акционерное общество "КИРИШИАВТОСЕРВИС"***

Место нахождения: ***РФ, г.Санкт-Петербург***

Почтовый адрес: ***191040, г.Санкт-Петербург, ул.Марата, дом 20, кв.1***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.2 Наименование: ***Общество с ограниченной ответственностью "Нефтегаз-Резерв"***

Место нахождения: ***РФ, Тюменская область, Ханты-Мансийский а.о., г. Сургут***

Почтовый адрес: ***Российская Федерация, Тюменская область, г. Сургут, ул. Губкина, 13а***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.3 Наименование: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут, ул.Кукуевицкого, 1***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

27. Доля участия эмитента в уставном капитале юридических лиц - аффилированных лиц.

См. пункты 24, 25, 26

28. Доля участия аффилированных лиц эмитента, а также их учредителей, должностных лиц в уставном капитале эмитента.

См. пункты 25, 26, 44

29. Лица, которые обладают 5 и более процентами голосов в высшем органе управления эмитента.

таких лиц не имеет

30. Участие эмитента в промышленных, банковских, финансовых группах, холдингах, концернах и ассоциациях.

Организация: ***Ассоциация "Совет по информации и сотрудничеству топливно-энергетического комплекса"***

Место и функции эмитента в организации: ***Член Ассоциации***

31. Филиалы и представительства эмитента.

Наименование: ***Московское представительство ОАО "Сургутнефтегаз"***

Место нахождения: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***

Почтовый адрес: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***

Руководитель: ***Макаркин Юрий Николаевич***

Дата открытия: ***27.09.1993***

Срок действия доверенности: ***31.12.2003***

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: ***86 493***

33. Описание основных видов деятельности эмитента.

Общее развитие отрасли

Развитие отрасли обусловлено относительно благоприятной конъюнктурой цен на нефть. Цена сортов Brent в третьем квартале выросла в сравнении с аналогичным периодом прошлого года на 6% и составила 28,43 $/b, Urals (Med) на 5% и составила 27,11 $/b.

По итогам деятельности топливно-энергетического комплекса России в 3 квартале 2003 года объем добычи нефти составил 108,39 млн.тонн, что на 11% выше аналогичного показателя 2002 года.

Поставка нефти на нефтеперерабатывающие заводы России в июле-сентябре 2003 года осталась на уровне прошлого года за аналогичный период и составила 51,68 млн.тонн. При этом первичная переработка нефти на российских НПЗ за этот период составила 47,88 млн.тонн или 101,5% от уровня июль-сентябрь 2002 года.

Объем производства газа в России в 3 квартале 2003 года вырос по сравнению с 3 кварталом 2002 года в связи со значительным приростом добычи газа нефтяными компаниями на 8,2% и достиг 141,61 млрд.куб.метров.

Объемы производства нефти и газа ОАО "Сургутнефтегаз" за этот период выросли на 9% и 2% соответственно и составили 13,8 млн.тонн нефти и 3,6 млрд.куб.метров газа. Доля ОАО "Сургутнефтегаз" в российской добыче нефти составила 13%.

Рост объемов производства ОАО "Сургутнефтегаз" обусловлен планами по вводу в эксплуатацию новых месторождений в связи, с чем был увеличен ввод новых нефтяных скважин. Объем бурения в 3 квартале 2003г. составил 61,6 тыс. метров, введено в эксплуатацию 240 новых скважин.

На нефтеперерабатывающем заводе Общества ООО "КИНЕФ" в 3 квартале 2003 года было переработано 3,3 млн.тонн сырья. Завод занимает одно из лидирующих мест по данному показателю среди всех НПЗ России.

Дальнейшее развитие отрасли будет зависеть от внешних и внутренних факторов: изменений в налоговом законодательстве РФ, конъюнктуры цен на внутреннем и мировом рынках нефти, роста тарифов на перекачку нефти, ограничения экспортных поставок нефти, стабильности политической обстановки основных стран-потребителей нефти.

Основные виды деятельности и их доля в общих доходах.

Основными видами деятельности ОАО "Сургутнефтегаз" являются добыча и реализация нефти и нефтепродуктов. Доли доходов ОАО "Сургутнефтегаз" от добычи нефти за три финансовых года, предшествующих году отчетного квартала и 3 кварталов 2003 года приведены в таблице №1.

Таблица № 1

Основные виды деятельности	Доля в общих доходах (выручке от реализации), (%)					
ОАО "Сургутнефтегаз"	2000	2001	2002	1 кв. 2003	2 кв. 2003	3 кв. 2003
Реализация нефти и нефтепродуктов	96,0	92,7	93,3	93,5	91,9	93,68

Виды продукции, обеспечивающие более 10% доходов ОАО "Сургутнефтегаз" в течение 2000 - 2002 годов и трех кварталов 2003 года являются нефть и нефтепродукты, в том числе которые являются экспортными.

Источники сырья, материалов и услуг

Поставщиком, на которого приходится более 10% всех поставок товарно-материальных ценностей в отчетном квартале является ЗАО "Торговый дом трубная металлургическая компания" - 15,3%.

Доля импорта в общем объеме поставок товарно-материальных ценностей эмитента за 3 квартал 2003 года составила 16,2%.

Финансовое положение ОАО "Сургутнефтегаз" позволяет обеспечить в будущем доступность источников финансирования товарно-материальных ценностей для ОАО "Сургутнефтегаз".

Рынки сбыта продукции (работ, услуг) эмитента

Потребители, на оборот с которыми приходилось не менее чем 10% от общего объема выручки от реализации продукции (работ, услуг) в течение 3 квартала 2003 года отсутствуют.

Одними из главных негативных факторов, которые могут повлиять на эффективность сбыта продукции ОАО "Сургутнефтегаз" в будущем - это возможное ужесточение налоговой системы, увеличение тарифов на транспортировку нефти и нефтепродуктов, экспортных пошлин на нефть и нефтепродукты, а также возможное ухудшение конъюнктуры цен на нефть.

Практика деятельности в отношении запасов

В настоящее время политика ОАО "Сургутнефтегаз" в части оборотного капитала направлена на:

- снижение части оборотных активов, задействованных в расчетах с потребителями;
- постоянный анализ и контроль над погашением дебиторской задолженности;
- оценка ликвидности активов;
- анализ и контроль над оборачиваемостью активов.

Расчет коэффициента оборачиваемости запасов производится согласно методике, утвержденной Министерством экономики РФ от 21.06.1999 №ВК 477.

Коэффициент оборачиваемости товарно - материальных запасов рассчитывается как отношение выручки от продаж к средней за период стоимости запасов.

Коэффициент оборачиваемости производственных запасов = ***Выручка от продаж*** / ***Средняя стоимость товарно-материальных запасов***

Величина коэффициента оборачиваемости за 3 квартал 2003 года = 3,2

Сезонный характер деятельности

Деятельность ОАО "Сургутнефтегаз" не носит сезонного характера.

Основные конкуренты

Рынками сбыта продукции ОАО "Сургутнефтегаз" является рынок нефти и нефтепродуктов РФ, а также стран ближнего и дальнего зарубежья. При этом конкурентные условия деятельности ОАО "Сургутнефтегаз" во многом определяются местонахождением и расположением перерабатывающих и сбытовых предприятий нефтяных компаний, что и определяет перечень основных конкурентов Общества.

34. Инвестиционная декларация. Описание деятельности эмитента.

Представляется только инвестиционными фондами

35. Планы будущей деятельности эмитента.

Планы деятельности Общества

В 2003 году ОАО "Сургутнефтегаз" запланирована работа по развитию всех сфер деятельности - добыча нефти и газа, переработка нефти и газа, сбыт нефтепродуктов. В текущем году Общество планирует выйти на объем добычи нефти в 52,9 млн.тонн, объемы производства газа планируется довести до 13,6 млрд.куб.метров. Укрепление ресурсной базы будет производиться за счет проведения геологоразведочных работ на лицензионных участках Общества и за счет приобретения новых нефтегазоносных участков.
В сфере нефтепереработки работа будет направлена на модернизацию нефтеперерабатывающего завода Общества ООО ПО "Киришинефтеоргсинтез". В текущем году запланировано продолжение работ по строительству комплекса гидрокрекинга.
В планах Общества на 2003 год намечена и модернизация газоперерабатывающего комплекса - строительство третьей очереди установки по переработке газа, которая позволит повысить производительность производства на 6-7 млрд.куб.м. в год.

36. Данные об уставном капитале эмитента.

Размер уставного капитала эмитента (руб.): ***43 427 992 940***

Разбивка уставного капитала по категориям акций:

Обыкновенные акции:
общий объем (руб.): ***35 725 994 705***
доля в уставном капитале: ***82.264899 %***

Привилегированные акции:
общий объем (руб.): ***7 701 998 235***
доля в уставном капитале: ***17.735101 %***

37. Данные о доле государства (муниципального образования) в уставном капитале эмитента.

Доля уставного капитала эмитента, находящаяся в государственной (муниципальной) собственности:

такой доли нет

Пакет акций эмитента, закрепленный в государственной (муниципальной) собственности:
такой доли нет

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"):
не предусмотрено

38. Данные об объявленных акциях эмитента.

объявленных акций нет

39. Существенные договоры и обязательства эмитента.

не имеют места

40. Обязательства эмитента по эмиссии акций и ценных бумаг, конвертируемых в акции.

Обязательств по эмиссии акций и ценных бумаг, конвертируемых в акции (в том числе вытекающих из плана приватизации) эмитент не имеет.

41. Сведения о санкциях, наложенных на эмитента, участии его в судебных процессах и проверках.

Санкции, налагавшиеся на эмитента органами государственного управления, судом, за три финансовых года, предшествующих году отчетного квартала, и за текущий год:

Дата наложения санкции: *24.04.2001*
Орган, наложивший санкцию: ***Комитет по земельным ресурсам и землеустройству Белоярского района***
Причины наложения: ***Самовольное занятие земельного участка***
Вид санкции: ***штраф***
Размер санкции (руб.): ***20 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *10.05.2001*
Орган, наложивший санкцию: ***Комитет по земельным ресурсам и землеустройству ХМАО***
Причины наложения: ***Нарушение земельного законодательства, выразившееся в самовольном занятии земельного участка***
Вид санкции: ***штраф***
Размер санкции (руб.): ***20 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *7.08.2002*
Орган, наложивший санкцию: ***Управление по охране окружающей природной среды ХМАО***
Причины наложения: ***нарушение ч.2 ст.46, ч.1,2 ст.51, ч.3 ст.69 Закона РФ "Об охране окружающей среды"***
Вид санкции: ***штраф***
Размер санкции (руб.): ***20 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *30.08.2002*
Орган, наложивший санкцию: ***Сургутский отдел ГУПР ХМАО***
Причины наложения: ***нарушение ч.1 ст.34 Закона РФ "Об охране окружающей среды"***
Вид санкции: ***штраф***
Размер санкции (руб.): ***10 000***
Степень исполнения санкции: ***исполнена***

Описание сути всех продолжающихся или закончившихся в отчетном квартале судебных процессов, которые могут существенно повлиять на деятельность эмитента:

Судебных процессов, которые могли бы существенно повлиять на деятельность ОАО "Сургутнефтегаз", в отчетном квартале не было.

Описание оснований всех продолжающихся или закончившихся в отчетном квартале проверок эмитента, проводимых государственными органами, а также аудиторских проверок эмитента, проводимых по требованию его участников (акционеров):

В третьем квартале 2003 года проверки государственными органами в области финансово-экономической деятельности не проводились.

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

не имели места

43. Сведения о реорганизации эмитента, его дочерних и зависимых обществ.

Реорганизации эмитента, его дочерних и зависимых обществ в отчетном квартале не было.

44. Дополнительная существенная общая информация об эмитенте.

Должностные лица аффилированных лиц эмитента, указанных в пункте 26 настоящего ежеквартального отчета.

Должностные лица ***Общества с ограниченной ответственностью "Нефтегаз-Резерв"***:

Еременко Олег Владимирович
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

Должностные лица ***Открытого акционерного общества "Нефтяная компания "Сургутнефтегаз"***:

Богданов Владимир Леонидович
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

Богданов Владимир Леонидович
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

Нуряев Анатолий Сергеевич
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.04 %***

Сомов Вадим Евсеевич
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.006 %***

Усманов Илдус Шагалиевич
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

Усольцев Александр Викторович
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.008 %***

Данные по долям, принадлежащим лицам в уставном капитале эмитента, а также прочих лиц, приведенные в настоящем Отчете эмитента приведены с точностью до одного знака после запятой, в случае если получается ноль, то данные приводятся с точностью до первого знака после запятой, отличного от ноля. В случаях если это число появляется после шестого знака после запятой или у лица отсутствует доля, то приводится ноль.
6.05.1993 Администрацией города Сургута Ханты-Мансийского автономного округа Тюменской области за номером 12-4782 произведена государственная регистрация ОАО "Сургутнефтегаз".

Б. Данные о финансово-хозяйственной деятельности эмитента

45. Годовая бухгалтерская отчетность за три последних финансовых года.

За текущий отчетный период не представляется.

46. Бухгалтерская отчетность эмитента за отчетный квартал.

См. Приложение.

47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.

Указанные факты не имели места

Величина активов эмитента на дату окончания квартала, предшествующего отчетному: ***509 750 908 тыс. руб.***

Величина активов эмитента на дату окончания отчетного квартала: ***529 472 088 тыс. руб.***

48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.

Дата появления факта (фактов): ***10.10.2003***

Описание: ***Увеличение прибыли в 3 квартале 2003 года связано с увеличением доходов от реализации продукции, обусловленных ростом объемов производства и улучшением конъюнктуры цен на продукцию Общества.***

Абсолютное изменение прибыли (убытков) за отчетный квартал по сравнению с прибылью (убытком) эмитента за квартал, предшествующий отчетному: ***3 138 314 тыс. руб.***

Значение прибыли (убытков) эмитента за квартал, предшествующий отчетному: ***11 511 915 тыс. руб.***

Значение прибыли (убытков) эмитента за отчетный квартал: ***14 650 229 тыс. руб.***

49. Сведения о формировании и использовании резервного и других специальных фондов эмитента.

Единица измерения: тыс. руб.

3 квартал 2003 года:

Наименование фонда: Резервный фонд
Размер фонда на конец отчетного квартала: 6 514 198
Поступление: 0
Использование: 0
Направление использования: нет

Наименование фонда: Фонд накопления
Размер фонда на конец отчетного квартала: 0
Поступление:0
Использование: 0
Направления использования: нет

Наименование фонда: Фонд социальной сферы
Размер фонда на конец отчетного квартала: 0
Поступление: 0
Использование: 0
Направления использования: нет

Наименование фонда: Фонд потребления
Размер фонда на конец отчетного квартала: 0
Использование: 0
Направление использования: нет

50. Сделки эмитента в отчетном квартале, размер которых составляет 10 и более процентов от активов эмитента на конец квартала, предшествующего отчетному.

Указанные сделки не имели места

51. Сведения о направлении средств, привлеченных эмитентом в результате размещения эмиссионных ценных бумаг.

Указанных направлений использования средств в отчетном квартале нет.

52. Заемные средства, полученные эмитентом и его дочерними обществами в отчетном квартале.

Сведения о величине заемных средств, полученные эмитентом на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
Долгосрочные кредиты банков	439 325	1 107 847	14 162	1 533 010
в том числе не погашенные в срок	-	-	-	-
Прочие долгосрочные займы	1 463 496	5 575 065	7 038 561	-
в том числе не погашенные в срок	-	-	-	-
Краткосрочные кредиты банков	35 000	19 101	34 000	20 101
в том числе не погашенные в срок	-	-	-	-
Кредиты банков для работников	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Прочие краткосрочные займы	3 275 787	4 384 798	3 395 111	4 265 474
в том числе не погашенные в срок	-	-	-	-

Заемщики, сумма кредита (займа) по которым составляет более 10% от величины заемных средств на конец отчетного квартала.

Долгосрочные кредиты и займы

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
АК «Московский Муниципальный банк – Банк Москвы»	439 325	1 107 847	14 162	1 533 010

Краткосрочные кредиты и займы

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
ООО «ПО «Киришинефтеоргсинтез»	2 620 807	980	980	2 620 807
ООО «СО «Сургутнефтегаз»	11 068	3 874 487	2 381 112	1 504 443

53. Дебиторская, кредиторская задолженность эмитента и его дочерних обществ за отчетный квартал.

Сведения о величине дебиторской, кредиторской задолженности эмитента на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
1) Дебиторская задолженность:				
краткосрочная	21 535 292	490 052 228	484 919 708	26 667 812
в том числе просроченная	10 098	51 674	44 148	17 624
из нее длительностью свыше 3 месяцев	10 098	51 674	44 148	17 624
в том числе по:				
долгосрочная	229 627	1 122 659	810 507	541 779
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
2) Кредиторская задолженность:				
краткосрочная	12 178 672	381 697 719	378 286 337	15 590 054
в том числе просроченная	553	438 499	3 984	435 068
из нее длительностью свыше 3 месяцев	553	438 499	3 984	435 068
в том числе по:				
долгосрочная	-	-	-	-
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
Обеспечения:				
полученные				
в том числе от третьих лиц	-	-	-	-
в том числе по:				
выданные				
в том числе третьим лицам	-	-	-	-
в том числе по:				
3) Движение векселей:				
Векселя выданные	-			-
в том числе просроченные				-
в том числе по:				
Векселя полученные	278 000	1 641 600	1 754 600	165 000
в том числе просроченные				-
в том числе по:				

54. Финансовые вложения эмитента.

Сведения о финансовых вложениях эмитента на конец отчетного квартала:

Наименование показателя	Величина вложений на конец отчетного квартала (тыс. руб.)		
	краткосрочных (до 1 года)	долгосрочных (свыше 1 года)	всего
Вложения в государственные ценные бумаги Российской Федерации			
Вложения в государственные ценные бумаги субъектов Российской Федерации			
Вложения в ценные бумаги органов местного самоуправления			
Вложения в акции, доли, паи других организаций		5 379 712	5 379 712
Вложения в облигации и другие долговые обязательства		5 575	5 575
Иные предоставленные займы	24 513 399	61 741 903	86 255 302
Инвестиции в дочерние общества эмитента		40 315 951	40 315 951
Инвестиции в зависимые общества эмитента			

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке ликвидированы

Наименование организации	Дата ликвидации	Орган, принявший решение о ликвидации	Величина вложений (тыс. руб.)
Итого			-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке признаны банкротами

Наименование организации	Дата ликвидации	Орган, принявший решение о ликвидации	Величина вложений (тыс. руб.)
Итого			-

Величина активов эмитента на дату окончания отчетного квартала (тыс. руб.)	529 472 088

Финансовые вложения в организации, инвестиции в которые составляют 10 и более процентов от активов эмитента на дату окончания отчетного квартала

Наименование организации	Величина вложений (тыс. руб.)	Доля в активах
Итого	-	0 %

55. Другая существенная информация о финансово-хозяйственной деятельности эмитента

Значение прибыли в п.48 взято по данным строки 160 отчета о прибылях и убытках.

В. Данные о ценных бумагах эмитента

56. Сведения об акциях эмитента.

Порядковый номер выпуска: ***1***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***14 773 595***
Общий объем выпуска: ***14 773 595***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***12.05.1993***
Регистрационный номер: ***87-1п-416***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***в соответствии с планом приватизации***
Период размещения: ***с 12.05.1993 по 19.04.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***59 094 380***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***18.07.1994***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
нет

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***1***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***4 924 532***
Общий объем выпуска: ***4 924 532***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***12.05.1993***

Регистрационный номер: ***87-1п-416***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***в соответствии с планом приватизации***
Период размещения: ***с 12.05.1993 по 19.04.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***19 698 128***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***18.07.1994***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
нет

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***2***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***3 848 533 277***
Общий объем выпуска: ***3 848 533 277***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***3 841 134 700***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
Приведенное выше значение общего объема выпуска является произведением количества ценных бумаг выпуска и номинальной стоимости одной ценной бумаги выпуска. Фактически же объем выпуска составил 3 833 759 682 рубля.
см. пункт 62

Порядковый номер выпуска: ***2***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***1 282 844 512***
Общий объем выпуска: ***1 282 844 512***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 280 378 320***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
Приведенное выше значение общего объема выпуска является произведением количества ценных бумаг выпуска и номинальной стоимости одной ценной бумаги выпуска. Фактически же объем выпуска составил 1 277 919 980 рублей.
см. пункт 62

Порядковый номер выпуска: ***3***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***282 064 241***
Общий объем выпуска: ***282 064 241***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***открытая подписка***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***282 064 241***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
см. пункт 62

Порядковый номер выпуска: ***3***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***60 000 000***
Общий объем выпуска: ***60 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***5.04.1996***
Регистрационный номер: ***МФ 67-1-01184***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 6.04.1996 по 10.04.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***60 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.05.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
см. пункт 62

Порядковый номер выпуска: ***4***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***500 000 000***
Общий объем выпуска: ***500 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.09.1996***
Регистрационный номер: ***МФ 67-1-01430***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 1.10.1996 по 11.10.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.10.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
см. пункт 62

Порядковый номер выпуска: ***4***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***34 021 327***
Общий объем выпуска: ***34 021 327***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.09.1996***
Регистрационный номер: ***МФ 67-1-01431***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 1.10.1996 по 11.10.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***34 021 327***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.10.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
см. пункт 62

Порядковый номер выпуска: ***5***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***18 492 795 764***
Общий объем выпуска: ***18 492 795 764***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***25.08.1997***
Регистрационный номер: ***1-05-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 19.09.1997 по 19.09.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***18 492 795 764***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***23.09.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
см. пункт 62

Порядковый номер выпуска: ***5***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***5 497 598 588***
Общий объем выпуска: ***5 497 598 588***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***25.08.1997***
Регистрационный номер: ***2-05-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 19.09.1997 по 19.09.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 497 598 588***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***23.09.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
см. пункт 62

Порядковый номер выпуска: ***6***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***830 000 000***
Общий объем выпуска: ***830 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***24.10.1997***
Регистрационный номер: ***2-06-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 13.11.1997 по 13.11.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***830 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***25.11.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
см. пункт 62

Порядковый номер выпуска: ***6***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***610 000 000***
Общий объем выпуска: ***610 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***22.12.1997***
Регистрационный номер: ***1-06-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***открытая подписка***
Период размещения: ***с 10.02.1998 по 19.05.1998***

Текущее состояние выпуска: ***размещение завершено***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***610 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:

Дата регистрации: ***30.06.1998***

Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):

нет

Рыночная информация о ценных бумагах выпуска:

см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:

см. пункт 62

Порядковый номер выпуска: *7*

Категория: ***обыкновенные***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***12 000 000 000***

Общий объем выпуска: ***12 000 000 000***

Сведения о государственной регистрации выпуска:

Дата регистрации: ***18.04.2000***

Регистрационный номер: ***1-07-00155-А***

Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***открытая подписка***

Период размещения: ***с 10.05.2000 по 11.05.2000***

Текущее состояние выпуска: ***размещение завершено***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***12 000 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:

Дата регистрации: ***27.06.2000***

Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):

нет

Рыночная информация о ценных бумагах выпуска:

см. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:

см. пункт 62

57. Сведения об облигациях эмитента.

Выпуски облигаций не производились

Г. Другие данные о ценных бумагах эмитента.

58, 59, 60. Права владельцев акций эмитента. Дивиденды по акциям эмитента.

58.1

Категория акций: ***обыкновенные***

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа акций: ***акции обыкновенные именные бездокументарные***

Права владельца акций данной категории (типа):

Обыкновенная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:
- право одного голоса при решении вопросов, поставленных на голосование на общем собрании акционеров, за исключением выборов членов Совета директоров Общества (Выборы членов Совета директоров Общества осуществляются кумулятивным голосованием. При проведении кумулятивного голосования на каждую голосующую акцию Общества приходится количество голосов, равное общему числу членов Совета директоров Общества. Акционер вправе отдать голоса по принадлежащей ему акции полностью за одного кандидата или распределить их между несколькими кандидатами в члены Совета директоров Общества);
- право на получение дивиденда из чистой прибыли Общества;
- право на часть имущества Общества при ликвидации Общества;
- право требовать выкупа Обществом принадлежащих ему акций в случаях: реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;
внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих его права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании;
- право на участие в общем собрании акционеров, как лично, так и через представителей, в качестве которых могут выступать, в том числе, другие акционеры Общества, а также его должностные лица;
- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах".

В случае размещения Обществом посредством открытой подписки голосующих акций и ценных бумаг, конвертируемых в голосующие акции, с их оплатой деньгами, акционеры - владельцы голосующих акций Общества имеют преимущественное право приобретения этих ценных бумаг в количестве, пропорциональном количеству принадлежащих им голосующих акций Общества.

Акция Общества может находиться в совместной собственности двух или нескольких лиц. В этом случае участники совместной собственности признаются Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.

Дивиденды по акциям данной категории (типа):

Период: ***2000 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.041***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 464 765 788.74***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***1 464 765 788.74***

Период: ***2001 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.033***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 178 957 849.05***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***1 178 957 849.05***

Период: ***2002 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.032***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 143 231 831.87***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2003 г., I квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2003 г., 1-е полугодие***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2003 г., 9 месяцев***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.):

58.2

Категория акций: ***привилегированные***

Тип акций:

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа акций: ***акции привилегированные именные бездокументарные***

Права владельца акций данной категории (типа):

Привилегированная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:
- право на получение ежегодного фиксированного дивиденда. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции, устанавливается в размере 10% чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25% уставного капитала Общества. При этом если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции, размер дивиденда, выплачиваемого по последним, должен быть увеличен до размера дивиденда, выплачиваемого по обыкновенным акциям. Общество не имеет право выплачивать дивиденды по привилегированным акциям иначе, как в порядке, предусмотренном Уставом Общества;
- право голоса на собрании акционеров при решении на общем собрании акционеров вопросов о реорганизации и ликвидации Общества, о внесении изменений и дополнений в Устав Общества, затрагивающих права и интересы владельцев привилегированных акций;
- право на часть имущества Общества при ликвидации Общества;
- право участвовать в общем собрании акционеров с правом голоса по всем вопросам его компетенции, начиная с собрания, следующего за годовым общим собранием акционеров, на котором независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям этого типа. Право акционеров - владельцев привилегированных акций участвовать в общем собрании акционеров прекращается с момента первой выплаты по указанным акциям дивидендов в полном размере;
- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах";
- в случае приобретения права голоса - требовать выкупа Обществом принадлежащих ему акций при:
реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;
внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих его права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании.

Акция Общества может находиться в совместной собственности двух или нескольких лиц. В этом случае участники совместной собственности признаются Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.

Дивиденды по акциям данной категории (типа):

Период: ***2000 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.18***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 386 359 682.3***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***1 386 359 682.3***

Период: ***2001 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.1***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***770 199 823.5***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.): ***770 199 823.5***

Период: ***2002 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.096***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***739 391 830.62***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2003 г., I квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2003 г., 1-е полугодие***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2003 г., 9 месяцев***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.):

61. Ограничения в обращении ценных бумаг.

См. пункты 56 и 57

62. Другая существенная информация о ценных бумагах эмитента.

Распоряжением ФКЦБ России от 24 июня 2003 года №03-1215/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества "Сургутнефтегаз", в результате которого:

аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":
87-1-664 от 19.07.94;
МФ 67-1-01430 от 30.09.96;
1-05-00155-А от 25.08.97;
1-06-00155-А от 22.12.97;
1-07-00155-А от 18.04.2000;
указанным выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз" присвоен государственный регистрационный номер 1-01-00155-А от 24 июня 2003 года;

аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":
87-1-664 от 19.07.94;
МФ 67-1-01184 от 05.04.96;
МФ 67-1-01431 от 30.09.96;
2-05-00155-А от 25.08.97;
2-06-00155-А от 24.10.97;
указанным выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз" присвоен государственный регистрационный номер 2-01-00155-А от 24 июня 2003 года.

Общая сумма начисленных дивидендов по обыкновенным и привилегированным акциям составляет за 2002 год - 1 882 623 662,49 руб. Общая сумма фактически выплаченных дивидендов по акциям эмитента за 2002 год на конец 3 квартала 2003 года составила – 1 862 376 292,35 руб.

Рыночная информация об акциях эмитента.

Обыкновенные и привилегированные акции эмитента торгуются на ЗАО "Санкт-Петербургская валютная биржа" (акции всех выпусков), ЗАО "Московская межбанковская валютная биржа" (акции выпусков 1-05-00155-А, 2-05-00155-А), Некоммерческое партнерство "Московская фондовая биржа" (акции выпусков 1-05-00155-А, 2-05-00155-А), Некоммерческое партнерство "Фондовая биржа "Санкт-Петербург" (акции всех выпусков) и на внебиржевом рынке. С 18 июня 2002 года обыкновенные и привилегированные именные акции ОАО "Сургутнефтегаз" в соответствии с Правилами допуска к обращению и листинга включены в Котировальный лист 2-го уровня на НП "Фондовая биржа РТС". В связи с вступлением в силу новых Правил допуска к обращению ценных бумаг НП "Фондовая биржа РТС" с 30 января 2003 года обыкновенные и привилегированные акции эмитента включены в Котировальный лист "Б" НП "Фондовая биржа РТС".

Сведения о программах американских депозитарных расписок на акции эмитента.

Американские депозитарные расписки, выпущенные на обыкновенные акции ОАО "Сургутнефтегаз" торгуются на:- "Frankfurter WertpapierBoerse";- "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier";- "Bayerische Borse";- "NASD OTC BULLETIN Board". Американские депозитарные расписки, выпущенные на привилегированные акции ОАО "Сургутнефтегаз" торгуются на: - "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier"; - "Bayerische Borse"; - "NASD OTC BULLETIN Board".

Информация о программе ADR на обыкновенные именные акции Общества:

Дата начала действия программы - 30 декабря 1996 года. Участники программы: ОАО "Сургутнефтегаз" - эмитент; Бэнк оф Нью-Йорк - депозитарий; Собственники и выгодоприобретатели . Основные условия программы: тип программы - спонсируемая, 1-го уровня. Количество обыкновенных именных акций Общества, представленных одной американской депозитной акцией - 50 штук.

Информация о программе ADR на привилегированные именные акции Общества:

Дата начала действия программы - март 1998 года. Участники программы: ОАО "Сургутнефтегаз" - эмитент; Бэнк оф Нью-Йорк - депозитарий; Собственники и выгодоприобретатели. Основные условия программы: тип программы - спонсируемая, 1-го уровня. Количество привилегированных именных акций Общества, представленных одной американской депозитной акцией - 100 штук.

ПРИЛОЖЕНИЕ

**Бухгалтерская отчетность
за 9 месяцев 2003 года**

УЧЕТНАЯ ПОЛИТИКА

Сведения об учетной политике за данный отчетный период не приводятся.

БУХГАЛТЕРСКИЙ БАЛАНС

		Коды
	Форма № 1 по ОКУД	0710001
на **30 сентября 2003 г.**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча**	по ОКДП	
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	47/16
Единица измерения: **тыс. руб.**	по ОКЕИ	

АКТИВ	**Код стр.**	**На начало отчетного периода**	**На конец отчетного периода**
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы	110	113 257	180 323
патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	113 257	180 323
организационные расходы	112		
деловая репутация организации	113		
Основные средства	120	220 440 057	216 776 972
земельные участки и объекты природопользования	121	3 514	3 514
здания, машины и оборудование	122	220 436 543	216 773 458
Незавершенное строительство	130	10 666 435	11 175 958
Доходные вложения в материальные ценности	135		
имущество для передачи в лизинг	136		
имущество, предоставляемое по договору проката	137		
Долгосрочные финансовые вложения	140	89 046 557	107 443 141
инвестиции в дочерние общества	141	40 315 501	40 315 951
инвестиции в зависимые общества	142		
инвестиции в другие организации	143	7 154 909	5 379 712
займы, предоставленные организациям на срок более 12 месяцев	144	2 008 207	1 947 882
прочие долгосрочные финансовые вложения	145	39 567 940	59 799 596
Прочие внеоборотные активы	150		
ИТОГО по разделу I	190	320 266 306	335 576 394
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	16 377 907	16 415 145
сырье, материалы и другие аналогичные ценности	211	10 233 010	11 070 944
животные на выращивании и откорме	212	13 985	1
затраты в незавершенном производстве (издержках обращения)	213	192 050	441 186
готовая продукция и товары для перепродажи	214	1 839 489	1 498 860
товары отгруженные	215	54 284	26 865
расходы будущих периодов	216	3 787 251	3 225 551
прочие запасы и затраты	217	257 838	151 738
Налог на добавленную стоимость по приобретенным ценностям	220	1 832 301	1 738 404
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	229 627	541 779
покупатели и заказчики	231		
векселя к получению	232		
задолженность дочерних и зависимых обществ	233		
авансы выданные	234	55 125	55 125
прочие дебиторы	235	174 502	486 654
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	21 535 292	26 667 812
покупатели и заказчики	241	14 629 015	16 474 950
векселя к получению	242	278 000	165 000
задолженность дочерних и зависимых обществ	243		
задолженность участников (учредителей) по взносам в уставный капитал	244		
авансы выданные	245	1 982 725	2 265 910
прочие дебиторы	246	4 645 552	7 761 952

Краткосрочные финансовые вложения	250	30 241 900	24 513 399
займы, предоставленные организациям на срок менее 12 месяцев	251	25 633	33 038
собственные акции, выкупленные у акционеров	252		
прочие краткосрочные финансовые вложения	253	30 216 267	24 480 361
Денежные средства	260	1 230 583	520 630
касса	261	631	1 161
расчетные счета	262	781 435	90 424
валютные счета	263	91	18
прочие денежные средства	264	448 426	429 027
Прочие оборотные активы	270	104 888 523	123 498 525
ИТОГО по разделу II	290	176 336 133	193 895 694
БАЛАНС (сумма строк 190 + 290)	300	496 602 439	529 472 088

ПАССИВ	**Код стр.**	**На начало отчетного периода**	**На конец отчетного периода**
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал	410	43 427 993	43 427 993
Добавочный капитал	420	274 444 515	282 876 498
Резервный капитал	430	6 514 198	6 514 198
резервы, образованные в соответствии с законодательством	431	6 514 198	6 514 198
резервы, образованные в соответствии с учредительными документами	432		
Фонд социальной сферы	440		
Целевые финансирование и поступления	450	362 439	514 747
Нераспределенная прибыль прошлых лет	460	135 984 457	87 499 141
Нераспределенная прибыль прошлых лет, рассчитанная от курсовых разниц	461	46 133 664	46 133 664
Затраты за счет прибыли прошлых лет	462	(39 102 224)	
Непокрытый убыток прошлых лет	465		
Прибыль от обычной деятельности отчетного года	470		38 393 708
Прибыль отчетного года, рассчитанная от курсовых разниц	471		(6 993 487)
Непокрытый убыток отчетного года	475		
ИТОГО по разделу III	490	467 765 042	498 366 462
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты	510	1 902 821	1 533 010
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	439 325	1 533 010
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	1 463 496	
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590	1 902 821	1 533 010
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты	610	3 310 787	4 285 575
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	35 000	20 101
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	3 275 787	4 265 474
Кредиторская задолженность	620	12 178 672	15 590 054
поставщики и подрядчики	621	2 203 490	2 574 553
векселя к уплате	622		
задолженность перед дочерними и зависимыми обществами	623		
задолженность перед персоналом организации	624	1 694 543	1 571 619
задолженность перед государственными внебюджетными фондами	625	287 490	323 828
задолженность перед бюджетом	626	1 267 849	7 108 885
авансы полученные	627	783 418	108 602
прочие кредиторы	628	5 941 882	3 902 567
Задолженность участникам (учредителям) по выплате доходов	630	673 663	74 194
Доходы будущих периодов	640	7 928 678	6 694 300
Резервы предстоящих расходов	650	2 842 776	2 928 493
Прочие краткосрочные обязательства	660		
ИТОГО по разделу V	690	26 934 576	29 572 616
БАЛАНС (сумма строк 490 + 590 + 690)	700	496 602 439	529 472 088

СПРАВКА
О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код стр.	На начало отчетного периода	На конец отчетного периода
1	2	3	4
Арендованные основные средства	910	-	-
в том числе по лизингу	911		
Товарно-материальные ценности, принятые на ответственное хранение	920	1 738	1 728
Товары, принятые на комиссию	930		
Списанная в убыток задолженность неплатежеспособных дебиторов	940	63 692	115 255
Обеспечения обязательств и платежей полученные	950	920 852	1 247 732
Обеспечения обязательств и платежей выданные	960		
Износ жилищного фонда	970	171 263	186 252
Износ объектов внешнего благоустройства и других аналогичных объектов	980	19 435	14 003
приватизированные квартиры	990	28 536	26 314
износ объектов, приобретенных за счет финансирования бюджета	991	1 424 554	1 574 423

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

		Коды
	Форма № 2 по ОКУД	0710002
за **9 месяцев 2003 года**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча**	по ОКДП	
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	47/16
Единица измерения: **тыс. руб.**	по ОКЕИ	

Наименование показателя	**Код стр.**	**За отчетный период**	**За аналогичный период предыдущего года**
1	2	3	4
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	010	154 404 595	135 539 187
в том числе от продажи	011	154 404 595	135 539 187
Себестоимость проданных товаров, продукции, работ, услуг	020	(94 979 142)	(80 255 809)
в том числе проданных:	021	(94 979 142)	(80 255 809)
Валовая прибыль	029	59 425 453	55 283 378
Коммерческие расходы	030	(9 615 594)	(8 526 950)
Управленческие расходы	040		
Прибыль (убыток) от продаж (строки (010 - 020 - 030 - 040))	050	49 809 859	46 756 428
II. Операционные доходы и расходы			
Проценты к получению	060	1 763 827	1 074 154
Проценты к уплате	070	(23 255)	(8 346)
Доходы от участия в других организациях	080	127 959	5 078
Прочие операционные доходы	090	141 326 956	80 933 121
Прочие операционные расходы	100	(146 146 665)	(83 371 662)
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	1 411 360	2 044 472
Внереализационные доходы (курсовая разница)	121	3 276 757	6 920 381
Внереализационные расходы	130	(1 534 570)	(1 118 524)
Внереализационные расходы (курсовая разница)	131	(10 270 244)	(265 267)
Прибыль (убыток) до налогообложения (строки 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	46 735 501	46 314 721
Прибыль рассчитанная от курсовых разниц (121-131)	141	(6 993 487)	6 655 114
Налог на прибыль и иные аналогичные обязательные платежи	150	(8 341 793)	(10 132 624)
Прибыль (убыток) от обычной деятельности (140-150)	160	38 393 708	36 182 097
Прибыль рассчитанная от курсовых разниц (141)	161	(6 993 487)	6 655 114
IV. Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170		
Чрезвычайные расходы	180		
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки (160 + 170 - 180))	190		

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный период		За аналогичный период предыдущего года	
		прибыль	убыток	прибыль	убыток
1	2	3	4	5	6
Штрафы, пени и неустойки признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	8 721	3 228	33 649	390
Прибыль (убыток) прошлых лет	220	481 016	378 294	264 124	103 657
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230		392		1 119
Курсовые разницы по операциям в иностранной валюте	240	3 276 757	10 270 244	6 920 381	265 267
Снижение себестоимости материально-производственных запасов на конец отчетного периода	250				
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	3 594	51 470	7 098	577